AURORA CANNABIS INC.

Consolidated Financial Statements

For the years ended June 30, 2018 and 2017
(In Canadian Dollars)

Note 1	Nature of Operations	9	Note 17	Convertible Debentures	41
Note 2	Significant Accounting Policies and Significant Judgments	9	Note 18	Loans and Borrowings	43
			Note 19	Share Capital	45
Note 3	Change in Accounting Policy	12	Note 20	Share-based Payments	50
Note 4	Cash and Cash Equivalents	13	Note 21	Earnings (Loss) Per Share	53
Note 5	Short-term Investments	13	Note 22	Finance and Other Costs	53
Note 6	Accounts Receivable	13	Note 23	Income Taxes	54
Note 7	Convertible Debenture Investment	13	Note 24	Related Party Transactions	56
Note 8	Marketable Securities and Derivatives	14	Note 25	Commitments and Contingencies	57
Note 9	Biological Assets	19	Note 26	Construction Contracts	58
Note 10	Inventory	21	Note 27	Segmented Information	58
Note 11	Property, Plant and Equipment	22	Note 28	Fair Value of Financial Instruments	60
Note 12	Investments in Associates and Joint Venture	24	Note 29	Financial Instruments Risk	62
Note 13	Business Combinations and Asset Acquisitions	28	Note 30	Capital Management	64
Note 14	Controlling Interest in Aurora Nordic Cannabis	37	Note 31	Subsequent Events	64
Note 15	Assets Held for Distribution to Owners	37
Note 16	Intangible Assets and Goodwill	39

Management's Responsibility

To the Shareholders of Aurora Cannabis Inc.:

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgements and estimates in accordance with International Financial Reporting Standards and ensuring that all information in the annual report is consistent with the statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgement is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information for the preparation of consolidated financial statements.

The Board of Directors and Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Committee is also responsible for recommending the appointment of the Company's external auditors.

MNP LLP, an independent firm of Chartered Professional Accountants, is appointed by the shareholders to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Committee and management to discuss their audit findings.

September 24, 2018

“Terry Booth”	“Glen Ibbott”
Terry Booth	Glen Ibbott
Chief Executive Officer	Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of Aurora Cannabis Inc.:

We have audited the accompanying consolidated financial statements of Aurora Cannabis Inc., which comprise the consolidated statements of financial position as at June 30, 2018 and June 30, 2017, and the consolidated statements of income and other comprehensive income, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aurora Cannabis Inc. as at June 30, 2018, June 30, 2017 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Vancouver, British Columbia

September 24, 2018	Chartered Professional Accountants

AURORA CANNABIS INC.
Consolidated Statements of Financial Position
June 30, 2018 and 2017
(In thousands of Canadian dollars)

	Notes	June 30, 2018	June 30, 2017
		$	$
Assets			Note 3
Current
Cash and cash equivalents	4	89,193	159,715
Short term investments	5	990	81
Accounts receivable	6, 24(c), 29(a)	15,096	2,312
Marketable securities	8	59,188	14,845
Biological assets	9	13,620	4,088
Inventory	10	29,595	7,703
Prepaids and other current assets		7,594	3,126
		215,276	191,870

Assets held for distribution to owners	15, 24(c)	4,422	1,736
		219,698	193,606

Property, plant and equipment	11	246,352	45,523
Convertible debenture investment	7	-	11,071
Derivatives	8	124,942	292
Investment in associates and joint venture	12	334,442	-
Intangible assets	16	256,232	31,087
Goodwill	16	729,050	41,100

Total assets		1,910,716	322,679

Liabilities
Current
Accounts payable and accrued liabilities	24(c), 29(b)	47,456	8,753
Income taxes payable		1,659	-
Deferred revenue		2,266	1,421
Loans and borrowings	18	2,451	69
Contingent consideration payable	28(e)	21,333	13,221
		75,165	23,464

Convertible notes	17	191,528	63,536
Loans and borrowings	18	9,232	282
Deferred gain on convertible debenture	7, 28(d)	-	10,206
Deferred gain on derivatives	8, 28(d)	2,254	321
Deferred tax liability	23	69,406	5,937
Total liabilities		347,585	103,746

Shareholders’ equity
Share capital	19	1,466,433	221,447
Reserves		4,920	20,745
Accumulated other comprehensive income		(533)	5,167
Retained earnings (deficit)		87,749	(28,426)
Total equity attributable to shareholders of Aurora		1,558,569	218,933
Non-controlling interest	13(a)(ii)(iv), 14	4,562	-
Total equity		1,563,131	218,933

Total liabilities and equity		1,910,716	322,679

Nature of Operations (Note 1)
Commitments and Contingencies (Note 25)
Subsequent Events (Notes 12(a), 15, 18(a) and 31)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Comprehensive Income (Loss)
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except per share amounts)

	Notes	2018	2017
		$	$
Revenue from sale of goods		46,975	15,922
Revenue from provision of services		8,221	2,145

Total revenue		55,196	18,067

Cost of sales		19,603	7,875

Gross profit before fair value adjustments		35,593	10,192

Changes in fair value of inventory sold		17,624	16,908
Unrealized gain on changes in fair value of biological assets	9	(25,550)	(22,772)

Gross profit		43,519	16,056

Expense
General and administration	24(a)	42,965	6,813
Sales and marketing		29,445	10,270
Acquisition costs		15,664	1,551
Depreciation and amortization	11, 16	12,088	716
Research and development		1,679	314
Share-based payments	20(a)(b), 24(b)	37,450	7,584
		139,291	27,248

Loss from operations		(95,772)	(11,192)

Other income (expense)
Interest and other income		2,514	861
Finance and other costs	22	(13,162)	(6,582)
Foreign exchange		(1,038)	(215)
Recovery of receivables	12(d)	1,400	-
Share of loss from investment in associate	12	(2,242)	-
Unrealized loss on changes in contingent consideration fair value	28(e)	(7,844)	-
Unrealized gain (loss) on convertible debenture investment	7, 28(c)	6,937	(1,135)
Unrealized gain on marketable securities	8	20,083	1,334
Unrealized gain (loss) on derivatives	8	166,450	(335)
		173,098	(6,072)

Income (loss) before income taxes		77,326	(17,264)

Income tax recovery (expense)
Current	23	(1,659)	19
Deferred, net	23	(6,441)	4,277
		(8,100)	4,296

Net income (loss)		69,227	(12,968)

Other comprehensive income (loss)
Deferred tax		(55)	(885)
Unrealized gain (loss) on marketable securities	8	(6,616)	6,077
Foreign currency translation gain (loss)		86	(25)
		(6,585)	5,167

Comprehensive income (loss)		62,642	(7,801)

Net income (loss) attributable to:
Aurora Cannabis Inc.		71,936	(12,968)
Non-controlling interests		(2,709)	-

Comprehensive income (loss) attributable to:
Aurora Cannabis Inc.		65,351	(7,801)
Non-controlling interests		(2,709)	-

Earnings (loss) per share
Basic	21	$ 0.16	$ (0.05)
Diluted	21	$ 0.15	$ (0.05)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					AOCI
					Compensation		Change in				Foreign			Non-
		Common		Share-Based	Options/	Convertible	Ownership	Total	Fair	Deferred	Currency	Total		Controlling
	Note	Shares	Amount	Compensation	Warrants	Notes	Interest	Reserves	Value	Tax	Translation	AOCI	Deficit	Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2017		366,549,244	221,447	7,591	3,420	9,734	-	20,745	6,077	(885)	(25)	5,167	(28,426)	-	218,933
Shares issued for acquisitions and investment in associates	19(b)(i)	78,769,707	825,085	-	-	-	-	-	-	-	-	-	-	-	825,085
Warrants issued for acquisition	13(a)(i)	-	-	-	136	-	-	136	-	-	-	-	-	-	136
Shares issued for contingent consideration	19(b)(ii)	5,318,044	16,321	-	-	-	-	-	-	-	-	-	-	-	16,321
Private placements	19(b)(iii)	25,000,000	75,000	-	-	-	-	-	-	-	-	-	-	-	75,000
Share issue costs	19(b)(iii)	-	(6,646)	-	2,285	-	-	2,285	-	-	-	-	-	-	(4,361)
Conversion of notes	19(b)(iv)	42,473,435	177,127	-	-	(37,061)	-	(37,061)	-	-	-	-	-	-	140,066
Equity component of convertible notes		-	-	-	-	76,201	-	76,201	-	-	-	-	-	-	76,201
Deferred tax on convertible notes		-	-	-	-	(7,082)	-	(7,082)	-	-	-	-	-	-	(7,082)
Deferred tax on share issuance and convertible debenture costs		-	2,540	-	-	-	-	-	-	-	-	-	-	-	2,540
Exercise of stock options	19(b)(iv), 13(a)(ii)	4,809,443	12,006	(6,175)	-	-	-	(6,175)	-	-	-	-	-	2,027	7,858
Exercise of warrants	19(b)(iv)	43,200,881	136,293	-	(3,680)	-	-	(3,680)	-	-	-	-	-	1,669	134,282
Exercise of compensation options/warrants	19(b)(iv)	1,865,249	6,051	-	(1,854)	-	-	(1,854)	-	-	-	-	-	-	4,197
Exercise of restricted share units	19(b)(iv)	127,128	1,209	(351)	-	-	-	(351)	-	-	-	-	-	-	858
Forfeited options		-	-	(531)	-	-	-	(531)	-	-	-	-	531	-	-
Share-based payments	20	-	-	37,801	-	-	-	37,801	-	-	-	-	-	-	37,801
Non-controlling interest from acquisitions	13(a)(ii)(iv), 14	-	-	-	-	-	-	-	-	-	-	-	-	38,577	38,577
Change in ownership interests in subsidiaries	13(a)(ii)(iv)	-	-	-	-	-	(75,514)	(75,514)	-	-	-	-	-	(35,002)	(110,516)
Unrealized gain on Cann Group marketable securities	8(a)	-	-	-	-	-	-	-	43,442	-	-	43,442	-	-	43,442
Cann Group marketable securities transferred to investments in associates	8(a), 12(b)	-	-	-	-	-	-	-	(50,463)	-	-	(50,463)	50,463	-	-
Deferred tax for marketable securities transferred to investment in associates		-	-	-	-	-	-	-	-	830	-	830	(6,755)	-	(5,925)
Unrealized gain on CanniMed marketable securities	8(b)	-	-	-	-	-	-	-	10,423	-	-	10,423	-	-	10,423
CanniMed marketable securities derecognized upon acquisition of control	8(b)	-	-	-	-	-	-	-	(10,423)	-	-	(10,423)	10,423	-	-
Comprehensive income (loss) for the year		-	-	-	-	-	-	-	405	-	86	491	61,513	(2,709)	59,295
Balance, June 30, 2018		568,113,131	1,466,433	38,335	307	41,792	(75,514)	4,920	(539)	(55)	61	(533)	87,749	4,562	1,563,131

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share amounts)

(Continued)

		Share Capital		Reserves						AOCI
				Obligation		Compensation	Related					Foreign			Non-
		Common		to Issue	Share-based	Options/	Party	Convertible	Total	Fair	Deferred	Currency	Total		Controlling
	Note	Shares	Amount	Shares	Compensation	Warrants	Loans	Notes	Reserves	Value	Tax	Translation	AOCI	Deficit	Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2016		135,576,365	17,148	2,335	608	1,184	1,403	200	5,730	-	-	-	-	(16,916)	-	5,962
Shares issued for acquisitions	19(b)(i)	27,091,007	34,540	-	-	-	-	-	-	-	-	-	-	-	-	34,540
Shares issued for contingent consideration	19(b)(ii)	2,926,103	7,408	-	-	-	-	-	-	-	-	-	-	-	-	7,408
Private placements	19(b)(iii)	90,837,500	98,009	-	-	-	-	-	-	-	-	-	-	-	-	98,009
Share issue costs	19(b)(iii)	-	(10,913)	-	-	4,630	-	-	4,630	-	-	-	-	-	-	(6,283)
Deferred tax on share issue costs		-	1,846	-	-	-	-	-	-	-	-	-	-	-	-	1,846
Conversion of notes	19(b)(iv)	29,020,319	38,037	-	-	-	-	(4,800)	(4,800)	-	-	-	-	-	-	33,237
Equity component of convertible notes		-	-	-	-	-	-	20,587	20,587	-	-	-	-	-	-	20,587
Equity component of convertible note transaction costs		-	-	-	-	-	-	(900)	(900)	-	-	-	-	-	-	(900)
Deferred tax on convertible notes		-	-	-	-	-	-	(5,353)	(5,353)	-	-	-	-	-	-	(5,353)
Warrants issued on amendment of convertible notes		-	-	-	-	877	-	-	877	-	-	-	-	-	-	877
Exercise of stock options	19(b)(iv)	2,001,700	1,399	-	(578)	-	-	-	(578)	-	-	-	-	-	-	821
Exercise of warrants	19(b)(iv)	54,936,306	28,648	-	-	(2,046)	-	-	(2,046)	-	-	-	-	-	-	26,602
Exercise of compensation option/warrants	19(b)(iv)	4,084,434	2,966	-	-	(1,292)	-	-	(1,292)	-	-	-	-	-	-	1,674
Forfeited options & warrants		-	-	-	(23)	(32)	-	-	(55)	-	-	-	-	55	-	-
Shares issued for compensation	19(b)(v)	25,510	13	(13)	-	-	-	-	(13)	-	-	-	-	-	-	-
Performance shares	19(b)(v)	20,000,000	2,322	(2,322)	-	-	-	-	(2,322)	-	-	-	-	-	-	-
Shares issued for loan	19(b)(v)	50,000	24	-	-	-	-	-	-	-	-	-	-	-	-	24
Transfer from derivative liabilities		-	-	-	-	99	-	-	99	-	-	-	-	-	-	99
Reclassification upon repayment of related party loans		-	-	-	-	-	(1,403)	-	(1,403)	-	-	-	-	1,403	-	-
Share-based payments	20(a)	-	-	-	7,584	-	-	-	7,584	-	-	-	-	-	-	7,584
Comprehensive income (loss) for the year		-	-	-	-	-	-	-	-	6,077	(885)	(25)	5,167	(12,968)	-	(7,801)
Balance, June 30, 2017		366,549,244	221,447	-	7,591	3,420	-	9,734	20,745	6,077	(885)	(25)	5,167	(28,426)	-	218,933

AURORA CANNABIS INC.
Consolidated Statements of Cash Flows
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars)

	Notes	2018	2017
		$	$
Cash provided by (used in) Operating activities
Net income (loss) for the year		69,227	(12,968)
Adjustments for non-cash items
Unrealized gain on changes in fair value of biological assets	9	(25,550)	(22,772)
Changes in fair value included in inventory sold		17,624	16,908
Depreciation of property, plant and equipment	11	8,004	1,087
Amortization of intangible assets	16	4,256
Share-based payments	20	37,450	7,584
Share of loss from investment in associate	12	2,242	-
Unrealized (gain) loss on debentures	7, 28(c)	(6,937)	1,135
Unrealized (gain) loss on derivatives	8	(166,450)	335
Unrealized gain on marketable securities	8	(20,083)	(1,334)
Loss on changes in fair value of contingent consideration	28(e)	7,844	-
Recovery of receivables	12(d)	(1,400)	-
Accrued interest and accretion expense		11,135	3,459
Interest and other income		(78)	(78)
Deferred tax expense (recovery)		6,441	(4,277)
Changes in non-cash working capital
GST recoverable		(6,470)	(963)
Accounts receivable		(5,887)	(654)
Biological assets		1,447	-
Inventory		(10,437)	(1,679)
Prepaid and other current assets		(8,236)	(2,224)
Accounts payable and accrued liabilities		3,105	2,610
Income taxes payable		1,659	-
Deferred revenue		(573)	453
Net cash used in operating activities		(81,667)	(13,378)

Investing activities
Short-term investments	5	(399)	(81)
Marketable securities and derivatives	8	(63,437)	(7,877)
Convertible debenture	7	-	(2,000)
Purchase of property, plant and equipment	11	(136,945)	(25,718)
Acquisition of businesses, net of cash acquired	13	30,393	(6,917)
Acquisition of assets	13	(138,722)	(6,748)
Acquisition of non-controlling interest		(10,158)	-
Loans assumed on acquisition		(308)	-
Additions in investment in associates	12	(218,183)	-
Net cash used in investing activities		(537,759)	(49,341)

Financing activities
Loans and borrowings		97	(193)
Proceeds of convertible notes	17	345,000	115,000
Repayment of short term loans		(281)	(6,215)
Repayment of long term loans		-	(4,000)
Financing fees		(11,873)	(3,430)
Shares issued for cash, net of share issue costs		215,606	120,823
Net cash provided by financing activities		548,549	221,985

Effect of foreign exchange on cash and cash equivalents		355	190
Increase (decrease) in cash and cash equivalents		(70,522)	159,456
Cash and cash equivalents, beginning of year		159,715	259
Cash and cash equivalents, end of year		89,193	159,715

AURORA CANNABIS INC.
Consolidated Statements of Cash Flows
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars)

(Continued)

	2018	2017
	$	$
Cash and cash equivalents consist of:
Cash	75,795	159,715
Restricted cash	13,398	-

Supplementary information:
Property, plant and equipment in accounts payable	16,294	4,383
Capitalized borrowing costs	5,710	1,370
Interest paid	7,066	471
Interest received	2,295	485

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006. The Company’s shares are listed on the Toronto Stock Exchange (the “Exchange”) under the symbol “ACB” and on the OTCQX under the symbol “ACBFF”.

The head office and principal address of the Company is Suite 500 – 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

The Company’s principal business is the production and distribution of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the distribution of wholesale medical cannabis in the European Union pursuant to the German Medicinal Products Act and German Narcotic Drugs Act. During the year ended June 30, 2018, the Company expanded its business to include the production and sale of indoor cultivation systems and hemp related food products through its recent acquisitions (Note 13).

Aurora does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352. While the Company has held an interest in Australis Holdings LLP (“Australis Holdings” or “AHL”)(Note 12(a)), a U.S. based company, as at June 30, 2018, AHL has not engaged in any cannabis-related activities for the periods ended. Additionally, AHL was spun-out to Aurora shareholders as part of the Australis Capital Inc. spin-out completed subsequent to June 30, 2018 (Note 15 and 31).

2.	Significant Accounting Policies and Significant Judgments

Certain of the Company’s accounting policies that relate to the consolidated financial statements as a whole, as well as estimates and judgements it has made and how they affect the amounts reported in the consolidated financial statements, are incorporated in this section. This note also describes new standards, amendments or interpretations that are effective and applied by the Company during 2018 or are not yet effective. Where an accounting policy, estimate, or judgement is applicable to a specific note to the accounts, it is described within that note.

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”) in effect for the year ended June 30, 2018.

The Company has reclassified certain immaterial items on the comparative consolidated statement of financial position and statement of comprehensive income (loss) to conform with current period’s presentation.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on September 24, 2018.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated on consolidation. Subsidiaries are those entities over which Aurora has the power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. As of June 30, 2018, major subsidiaries over which the Company has control include:

Major subsidiaries	Percentage ownership
Aurora Cannabis Enterprises Inc. (“ACE”)	100%
Aurora Deutschland GmbH (“Aurora Deutschland”, formerly Pedanios GmbH)	100%
CanniMed Therapeutics Inc. (“CanniMed”)	100%
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	100%
Aurora Larssen Projects Ltd. (“ALPS”)	100%
CanvasRx Inc. (“CanvasRx”)	100%
Peloton Pharmaceuticals Inc. (“Peloton” or “Aurora Vie”)	100%
H2 Biopharma Inc. (“H2” or “Aurora Eau”)	100%
B.C. Northern Lights Enterprises Ltd. (“BCNL”)	100%
Urban Cultivator Inc. (“UCI”)	100%
Hempco Food and Fiber Inc. (“Hempco”)	52.33%

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies and Significant Judgements (Continued)

(c)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, biological assets and acquisition related contingent consideration which are measured at fair value.

(d)	Functional and presentation of foreign currency

The consolidated financial statements are presented in Canadian dollars unless otherwise noted. The functional currencies of the Company, its subsidiaries and associates are as follows:

Aurora Deutschland GmbH and CanniMed Germany are the European Euro;
Aurora Nordic Cannabis A/S is the Danish Krone;
Australis Holdings LLP, SubTerra LLC and CTT Pharmaceutical Holdings Ltd. are the US dollar;
Cann Group Limited is the Australian dollar; and
Aurora and its remaining subsidiaries and associates are the Canadian dollar.

(e)	Foreign currency translation

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the consolidated statement of financial position date are translated to Canadian dollars at the foreign exchange rate applicable at that date. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of comprehensive income (loss). Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The assets and liabilities of foreign operations are translated into Canadian dollars at period end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations are recognized in other comprehensive income (loss) and accumulated in equity.

(f)	Revenue Recognition

Revenue is recognized at the fair value of consideration received or receivable. Revenue from the sale of goods is recognized when the Company has transferred the significant risks and rewards of ownership to the buyer and it is probable that the Company will receive the previously agreed upon payment. Significant risks and rewards are generally considered to be transferred when the Company has delivered the product to customers.

Referral revenue from Licensed Producers through CanvasRx are recognized when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the entity, the stage of completion of the transaction at the end of the period can be measured reliably, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. The stage of completion is generally determined based on the passage of time as services are rendered over time. See Note 26 for the accounting policy for revenue generated from design, engineering and construction consulting services.

(g)	Significant Accounting Judgements, Estimates and Assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements include accounts receivable (Note 6), biological assets (Note 9), inventory (Note 10), estimated useful lives and depreciation of property, plant and equipment (Note 11) and intangible assets (Note 16), investment in associates and joint ventures (Note 12), business combinations and assets acquisitions (Note 13), disposal group held for distribution (Note 15), goodwill and intangible asset impairment (Note 16), convertible instruments (Note 17), fair value of share purchase warrants (Note 19), share-based payments (Note 20), deferred tax assets (Note 23), segmented information (Note 27) and the fair value of financial instruments (Note 28).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies and Significant Judgements (Continued)

(h)	Recent accounting pronouncements

There were no new standards effective July 1, 2017 that had an impact on the Company’s consolidated financial statements. The following IFRS standards have been recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

(i)	IFRS 7 Financial Instruments: Disclosure

IFRS 7 Financial Instruments: Disclosure, was amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company intends to adopt the amendments to IFRS 7 on July 1, 2018 and does not expect the implementation will result in a significant effect to the financial statements.

(ii)	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company intends to adopt IFRS 9 on July 1, 2018 retrospectively where the cumulative impact of adoption will be recognized in retained earnings as of July 1, 2018 and comparatives will not be restated.

The Company has completed its assessment of the impact from this new standard. IFRS 9 introduces new requirements to determine the measurement basis of financial assets, involving the cash flow characteristics of assets and the business models under which they are managed. Accordingly, the basis of measurement for the Company’s financial assets may change. IFRS 9 affects the accounting for available-for-sale equity securities, requiring a designation, on an instrument by instrument basis, between recording both unrealized and realized gains and losses either through (i) other comprehensive income (“OCI”) with no recycling to profit and loss or (ii) profit and loss. The Company will be electing to classify its available-for-sale equity investments at Fair Value through OCI (“FVOCI”) as these equity investments are for strategic purposes. The FVOCI election is made upon initial recognition, on an instrument-by-instrument basis and once made is irrevocable. Gains and losses on these instruments including when derecognized or sold are recorded in equity and are not subsequently reclassified to the consolidated statement of comprehensive income (loss).

For other financial instruments, there are no significant changes in the classification and measurement of the Company’s financial assets.

(iii)	IFRS 15 Revenue from Contracts with Customers

The IASB replaced IAS 18 Revenue, in its entirety with IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.

The Company intends to adopt IFRS 15 on July 1, 2018 using the modified retrospective approach where the cumulative impact of adoption will be recognized in retained earnings as of July 1, 2018 and comparatives will not be restated.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies and Significant Judgements (Continued)

(h)	Recent accounting pronouncements (continued)

(iii)	IFRS 15 Revenue from Contracts with Customers (continued)

The Company has completed its assessment of the impact from this new standard. Under IFRS 15, revenue from the sale of medicinal cannabis would be recognized at a point in time when control over the goods have been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s current revenue recognition policy under IAS 18.

Referral revenues earned from Licensed Producers through CanvasRx Inc. are recognized over a period of time as the referred patients remain active with the Licensed Producers. This is consistent with the Company’s current revenue recognition policy under IAS 18 where revenue is recognized on a monthly basis over a specified period of time that the referred patient remains an active purchaser of medical cannabis with the Licensed Producer.

Construction contract revenues earned through Aurora Larssen Projects Ltd. are recognized over a period of time as the performance obligations for design, engineering and construction consulting services are completed. This is consistent with the Company’s current revenue recognition policy under IAS 11 where revenue is recognized based on the stage of completion.

Based on the Company’s assessment, the adoption of this new standard does not have a material impact on its consolidated financial statements.

(iv)	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. The Company intends to adopt IFRS 16 on July 1, 2019 and is assessing the impact of this new standard on its consolidated financial statements.

3.	Change in Accounting Policy

Effective July 1, 2017, the Company elected to change its accounting policy for step acquisitions of significant influence investments, where the investment classification changes from available-for-sale marketable securities to investment in associates. Previously, the Company had transferred the cost of the equity securities into investments in associates in accordance with IAS 28. IAS 28 allows entities to make an accounting policy choice to transfer in the equity securities at either cost or at fair value. Management determined that the transfer of equity securities at fair value into investment in associates would provide more relevant information as it better reflects the fair value of the investment at the time of the transaction. As such, management changed the accounting policy to transfer equity securities from marketable securities to investment in associates at fair value.

See Note 12 for the Company’s revised accounting policy on step acquisitions of significant influence investments, from available-for-sale marketable securities to investments in associates.

There was no impact of this voluntary change in accounting policy on prior period amounts.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

4.	Cash and Cash Equivalents

Accounting Policy

Cash and cash equivalents are classified as loans and receivable financial assets and are measured initially at fair value and subsequently on an amortized cost basis. Cash and cash equivalents include restricted cash, cash deposits in financial institutions and other deposits that are readily convertible into cash.

As of June 30, 2018, the Company held $13,398 (2017 - $nil) restricted cash in a legal trust relating to an investment in a private company (Note 31).

5.	Short-term Investments

Accounting Policy

Short-term investments are classified as loans and receivable financial assets and are recognized initially at fair value and subsequently on an amortized cost basis using the effective interest method, less any impairment losses

Short-term investments held at June 30, 2018 consist of an aggregate of $990 (2017 - $81) in guaranteed investment certificates (“GIC”) with maturity dates between October 3, 2018 and July 9, 2019, bearing annual interest rates ranging from prime less 2.10% to prime less 2.60%. The GICs are restricted and held as security against the Company’s corporate credit cards.

6.	Accounts Receivable

Accounting Policy

Accounts receivables are classified as loans and receivable financial assets. Accounts receivables are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. When an accounts receivable is uncollectible, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of comprehensive income (loss).

Significant Judgment

The determination of when amounts are deemed uncollectible requires judgment.

	June 30, 2018	June 30, 2017
	$	$
Trade receivables	6,665	1,346
Construction contract receivables	1,969	-
Dividends receivable (Note 12(c))	828	-
GST recoverable	5,634	966
	15,096	2,312

7.	Convertible Debenture Investment

Accounting Policy

Convertible debenture investments are hybrid instruments which were elected to be classified as financial assets at fair value through profit or loss. Upon initial recognition, the investment is recognized at fair value with directly attributable transaction costs expensed as incurred. If the transaction price does not equal fair value, management measures the fair value of each component of the investment and any unrealized gains or losses at inception is either recognized in profit or loss or deferred and recognized over the term of the financial instrument, depending on whether the valuation inputs are based on observable market data. Subsequent changes in fair value are recognized in profit or loss. Refer to Note 28 for significant judgements in determining the fair value of the convertible debenture instruments.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

7.	Convertible Debenture Investment (Continued)

The Company held the following convertible debenture at June 30, 2018:

Financial asset hierarchy level 3	Radient
$
Balance, June 30, 2016	-
Additions at cost	2,000
Unrealized gain recognized at inception	12,564
Unrealized loss on changes in fair value	(3,493)
Balance, June 30, 2017	11,071
Unrealized gain on changes in fair value	830
Conversion of debenture	(11,901)
Balance, June 30, 2018	-

On February 13, 2017, the Company purchased a $2,000 unsecured 10% convertible debenture of Radient Technologies Inc. (“Radient”), convertible into units at $0.14 per unit. Each unit consisted of one common share and one warrant exercisable at a price of $0.33 per share expiring February 13, 2019. During the year ended June 30, 2017, the Company recognized an aggregate $1,135 unrealized loss on the debenture comprised of $3,493 unrealized loss on changes in fair value and $2,358 unrealized gain on the amortization of deferred inception gains

On July 28, 2017, the Company received 14,285,714 units of Radient pursuant to the mandatory conversion of the debenture. The Company also received an aggregate of 181,707 units of Radient for its interest payments of $91. On conversion, the Company recognized an unrealized gain of $830 on the debentures and fully amortized the remaining deferred inception gain balance of $6,107 on the share portion of the debenture (Note 28(c)). The convertible debenture was classified as a level 3 financial asset and the $11,901 fair value on conversion was estimated by measuring the fair value of the shares at a quoted market price of $0.53 and the warrants using the Binomial model with the following assumptions: risk-free interest rate of 1.57%; dividend yield of 0%; stock price volatility of 91.53%; and an expected life of 1.57 years (Note 8(d)).

8.	Marketable Securities and Derivatives

Accounting Policy

Available-for-sale

The Company classifies investments in common shares as available-for-sale financial assets. Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any other financial asset categories. They are initially and subsequently measured at fair value and the changes in fair value, other than impairment losses, are recognized in other comprehensive income (loss) and presented in the fair value reserve in shareholders’ equity. When the financial assets are sold or an impairment write-down is required, losses accumulated in the fair value reserve recognized in shareholders’ equity are reclassified to profit or loss. Refer to Note 28 for significant judgements in determining the fair value of available-for-sale financial instruments.

The Company applies the residual method in allocating the investment cost of unit private placements to the underlying common share and warrant components, unless the transaction price does not approximate fair value. In such cases, each component of the investment is measured at fair value with the difference between fair value at initial recognition and the transaction price recognized in either profit or loss or deferred, depending on whether the valuation inputs are based on observable market data. The resulting unrealized gain at inception on the share component is recognized in profit and loss and subsequent changes in fair value recognized in other comprehensive income.

Impairment on available-for-sale investments

The Company reviews these investments for other-than-temporary declines in fair value. When there is a significant or prolonged decline in the value of an investment, the cumulative loss that had been recognized in other comprehensive income (loss) is reclassified from equity to profit or loss.

Derivatives

The Company classifies derivative investments as financial assets at fair value through profit or loss (“FVTPL”). At initial recognition, the investment is recognized at fair value. If the transaction price does not equal to fair value, management measures the fair value of each component of the investment and any unrealized gains or losses at inception is either recognized in profit or loss or deferred, depending on whether the valuation inputs are based on observable market data. The resulting unrealized gain or loss at inception and subsequent changes in fair value are recognized in profit or loss for the period. Directly attributable transaction costs on acquisition are expensed as incurred. Refer to Note 28 for significant judgements in determining the fair value of derivative financial instruments.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

8.	Marketable Securities and Derivatives (Continued)

The Company held the following marketable securities at June 30, 2018:

	Cann
Financial asset hierarchy level 1	Group	CanniMed	Micron	Radient	Choom
Marketable securities	(a)	(b)	(c)	(d)	(f)	Total
	$	$	$	$	$	$
Balance, June 30, 2016	-	-	-	-	-	-
Additions	6,627	-	-	1,023	-	7,650
Unrealized gain recognized at inception	-	-	-	1,334	-	1,334
Unrealized gain (loss) on changes in fair value	6,806	-	-	(945)	-	5,861
Balance, June 30, 2017	13,433	-	-	1,412	-	14,845
Additions	-	16,144	962	4,199	7,000	28,305
Unrealized gain recognized at inception	-	-	2,170	3,700	2,268	8,138
Unrealized gain (loss) on changes in fair value	42,934	10,423	(706)	(2,340)	3,451	53,762
Reclass to investment in associates (Note 12(b))	(56,367)	-	-	-	-	(56,367)
Acquisition of control (Note 13(a)(iv))	-	(26,567)	-	-	-	(26,567)
Conversion of debenture (Note 7)	-	-	-	7,571	-	7,571
Exercise of warrants	-	-	-	29,501	-	29,501
Balance, June 30, 2018	-	-	2,426	44,043	12,719	59,188

Unrealized gain (loss) on marketable securities
June 30, 2017
Profit & loss unrealized gain	-	-	-	1,334	-	1,334
OCI unrealized gain (loss)	7,021	-	-	(945)	-	6,077
June 30, 2018
Profit & loss unrealized gain (1)	-	10,423	2,170	3,700	2,268	18,561
OCI unrealized gain (loss)	(7,021)	-	(706)	(2,340)	3,451	(6,616)

(1)

In addition to the $18,561 profit & loss unrealized gain on marketable securities, the Company recognized an additional $1,522 unrealized gain at inception for TGOD’s participation right common shares (Note 8(e)).

The Company held the following derivative investments designated at FVTPL at June 30, 2018 on level 2 of the fair value hierarchy:

Financial asset hierarchy level 2	TGOD	CTT
Derivative investments designated at FVTPL	(e)	(i)	Total
	$	$	$
Balance, June 30, 2017	-	-	-
Additions	55,000	1,319	56,319
Unrealized gain on changes in fair value	153,043	18,821	171,864
Reclass to investment in associates (Note 12(g))	(108,572)	-	(108,572)
Balance, June 30, 2018	99,471	20,140	119,611

The Company held the following held-for-trading derivative investments at June 30, 2018:

Financial asset hierarchy	Level 3	Level 3	Level 3	Level 2
Held-for-trading derivative investments	Micron	Radient	Alcanna	Namaste
	(c)	(d)	(g)	(h)	Total
	$	$	$	$	$
Balance, June 30, 2016	-	-	-	-	-
Additions	-	306	-	-	306
Unrealized gain recognized at inception	-	380	-	-	380
Unrealized loss on changes in fair value	-	(394)	-	-	(394)
Balance, June 30, 2017	-	292	-	-	292
Additions	538	2,083	28,060	1,333	32,014
Unrealized gain recognized at inception	1,213	1,837	-	-	3,050
Unrealized gain (loss) on changes in fair value	(723)	16,593	(25,660)	(842)	(10,632)
Conversion of debenture (Note 7)	-	4,330	-	-	4,330
Exercise of warrants	-	(23,723)	-	-	(23,723)
Balance, June 30, 2018	1,028	1,412	2,400	491	5,331

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

8.	Marketable Securities and Derivatives (Continued)

The following is a summary of derivative instrument investments and a reconciliation of the unrealized gain (loss) on changes in fair value of derivatives:

	June 30, 2018	June 30, 2017
	$	$
Total derivative instruments
Derivative investments – Level 2	119,611	-
Derivative investments – Level 3	5,331	292
	124,942	292

Unrealized gain (loss) on changes in fair value of derivatives
Inception gains amortized
Derivative investments – Level 3	5,217	59
Changes in fair value
Derivative investments – Level 2	171,023	-
Derivative investments – Level 3	(9,790)	(394)
	166,450	(335)

(a)	Cann Group Limited (“Cann Group”)

On April 25, 2017, the Company subscribed to the initial public offering (“IPO”) of Cann Group on the Australian Stock Exchange for 21,562,314 fully paid ordinary shares at a price of A$0.30 per share for a total investment of $6,627 (A$6,469).

As at June 30, 2017, the fair market value of the shares of $13,433 (A$13,476) was based on a quoted market price of A$0.625 and an unrealized gain of $6,806 in the fair value of marketable securities was recognized during the year ended June 30, 2017, comprised of $7,021 unrealized gain on changes in fair value and $215 foreign exchange losses.

On December 11, 2017, the Company acquired an additional 7,200,000 shares of Cann Group, bringing the Company’s total ownership interest to 21.8%. As a result, the Company obtained significant influence in Cann Group and the investment was accounted for under the equity method. The 21,562,314 shares had a fair value of $56,367 (A$58,218) based on a quoted market price of A$2.70 and was reclassified to investment in associates (Note 12(b)). The cumulative unrealized gains of $50,463 at December 11, 2017 was reclassified from other comprehensive income to deficit. Subsequent to obtaining significant influence, the Company further increased its ownership interest to 22.9% (Note 12(b)).

(b)	CanniMed Therapeutics Inc. (“CanniMed”)

On November 24, 2017, the Company formally commenced an offer to purchase all of CanniMed’s issued and outstanding common shares. During the year ended June 30, 2018 and prior to obtaining control on March 15, 2018, the Company purchased an aggregate of 700,600 common shares of CanniMed at an average price of $23.043 per share for $16,144.

On March 15, 2018, the Company acquired control of CanniMed and the shares had a fair value of $26,567. On acquisition of control, the fair value of the shares was reclassified to the investment in CanniMed and included as part of the determination of goodwill on the acquisition date (Note 13(a)(iv)). The Company recognized in the statement of comprehensive income (loss) a realized gain on the cumulative changes in fair value of $10,423 for the CanniMed marketable securities.

(c)	Micron Waste Technologies Inc. (“Micron”)

On January 10, 2018, the Company subscribed to 4,411,765 units of Micron at $0.34 per unit for a total cost of $1,500. Each unit consisted of one common share and one common share purchase warrant exercisable at $0.50 per share expiring January 12, 2020.

The fair value of the investment differed from the transaction price at initial recognition. At inception, the fair value of the shares of $3,132 was based on a quoted market price of $0.71 per share, and the warrants had a fair value of $1,751 which was estimated using the Binomial model using historical volatility, which is a Level 3 input. As such, the $2,170 unrealized gain at inception for the shares was recognized immediately through profit or loss, and the $1,213 unrealized gain at inception for the warrants was deferred over the term of the warrants.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

8.	Marketable Securities and Derivatives (Continued)

(c)	Micron Waste Technologies Inc. (continued)

At June 30, 2018, the fair value of the shares of $2,426 was based on quoted market prices of $0.55 and the $1,028 fair value of the warrants was estimated using the Binomial model with the following assumptions: risk-free interest rate of 2.16% (inception – 2.11%); dividend yield of 0% (inception – 0%); historical stock price volatility of 81.18% (inception – 85.65%); and an expected life of 1.54 years (inception – 2 years). If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by approximately $97.

(d)	Radient Technologies Inc. (“Radient”)

The Company acquired the following securities of Radient:

					Warrant
					Exercise
Date	Transactions	Cost ($)	Shares (#)	Warrants (#)	Price ($)
March 9, 2017	Private placement of units @ $0.45 per unit	1,250	2,777,800	1,388,900	0.70
May 13, 2017	Convertible debenture interests (Note 7)	50	104,167	104,167	0.48
July 28, 2017	Convertible debenture interests (Note 7)	41	77,540	77,540	0.53
July 28 2017	Debentures converted (Note 7)	2,000	14,285,714	14,285,714	0.33
Dec 11, 2017	Private placement of units @ $1.37 per unit	6,222	4,541,889	4,541,889	1.71
Dec 11, 2017	Exercise of warrants	5,778	15,856,321	(15,856,321)	0.36
		15,341	37,643,431	4,541,889

As at June 30, 2017, the Company held an aggregate of 2,881,967 common shares and 1,493,067 warrants of Radient. At June 30, 2017, the $1,412 fair value of these shares was based on a quoted market price of $0.49 per share (inception - $0.83) and the $292 fair value of the warrants was estimated using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 1.10% (inception – 0.82%); dividend yield of 0% (inception – 0%); stock price volatility of 99.05% (inception – 101.40%); and an expected life of 1.69 years (inception – 2.00 years).

On December 11, 2017, the Company exercised an aggregate of 15,856,321 warrants of Radient for a total cost of $5,778. For the period ended June 30, 2018, the Company recorded unrealized gains on changes in fair value of these derivatives of $19,083 and fully amortized the deferred inception gains of $4,421 on the warrants. The aggregate fair value of the exercised warrants of $23,723 was estimated using the Binomial model with the following weighted average assumptions: share price of $1.83; risk-free interest rate of 1.70%; dividend yield of 0%; historical stock price volatility of 96.70%; and an expected life of 1.19 years.

As at June 30, 2018, the 37,643,431 common shares had a fair value of $44,043 based on a quoted market price of $1.17 per share and the 4,541,889 warrants had a fair value of $1,412 which was estimated using the Binomial model with the following weighted average assumptions: risk-free interest rate of 2.14%; dividend yield of 0%; historical stock price volatility of 80.37%; and an expected life of 1.45 years. If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by approximately $251.

(e)	The Green Organic Dutchman Holdings Ltd. (“TGOD”)

On January 4, 2018, the Company invested in 33,333,334 subscription receipts of TGOD at $1.65 per subscription receipt for a cost of $55,000. Each subscription receipt was converted into units of TGOD consisting of one common share and one-half of one share purchase warrant, with each whole warrant exercisable at $3.00 per share expiring February 28, 2021. The common shares and warrants are subject to a lock-up period for six and twelve months, respectively. In connection with the subscription receipt investment, the Company entered into an Investor Rights Agreement with TGOD where the Company received milestone options and a participation right for future TGOD equity financings. The milestone options allow the Company to increase its pro rata interest to over 50% and to purchase the shares at a 10% discount to the listed market price upon achievement of certain milestones. The Company elected to measure the subscription receipts and milestone options together as a single compound financial instrument at fair value through profit or loss.

Pursuant to the participation right, the Company subscribed to TGOD’s IPO of 6,341,250 units at a price of $3.65 per unit for a total investment of $23,146. Each unit consisted of one common share and one-half of one share purchase warrant of TGOD. Each whole warrant is exercisable at $7.00 per share expiring on May 20, 2020, subject to accelerated expiry if TGOD’s shares trade at or above a VWAP of $9.00 for any 10 consecutive trading day period.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

8.	Marketable Securities and Derivatives (Continued)

(e)	The Green Organic Dutchman Holdings Ltd. (continued)

On May 2, 2018, TGOD completed its IPO and the Company obtained significant influence upon conversion of the subscription receipts and receipt of the participation right common shares and warrants. The subscription receipts and milestone options had a fair value of $155,358 of which $108,572, $31,016 and $15,770 was allocated to the common shares, warrants and milestone options, respectively. The $108,572 fair value of the common shares was estimated based on a quoted market price of $3.89 per share, offset by the $21,095 fair value of the common share lock-up period which was estimated using the Binomial model with the following assumptions: risk-free interest rate of 1.84%; dividend yield of 0%; stock price volatility of 60%; and an expected life of 0.50 years. The aggregate $46,786 fair value of the warrants and milestone options were also estimated using the Binomial model based on assumptions detailed below. Prior to conversion, the Company recognized an unrealized gain of $100,358 on the derivative instrument.

The $108,572 fair value of the 33,333,334 subscription receipt common shares was reclassified to investment in associates, while the $24,667 fair value of the 6,341,250 participation right common shares, estimated based on a quoted market price of $3.89 per share, was recognized directly to investment in associates (Note 12(g)). The participation right warrants had a fair value of $1,631 at inception estimated using the Binomial model based on assumptions detailed below. The Company recognized an unrealized gain at inception of $1,522 and $1,631 on the participation right common shares and warrants, respectively.

The 19,837,292 share purchase warrants and milestone options held by the Company were measured as a single derivative instrument measured at fair value through profit or loss. At June 30, 2018, the warrants and milestone options had an aggregate fair value of $99,471 (May 2, 2018 - $48,417) resulting in an unrealized gain of $51,054. As of June 30, 2018, none of the milestone options were exercisable.

At June 30, 2018, the $95,009 (May 2, 2018 - $46,786) fair value of the subscription receipt warrants and milestone options were estimated using the Binomial model with the following weighted average assumptions: share price of $6.47 (May 2, 2018 - $3.89); risk-free interest rate of 2.30% (May 2, 2018 – 2.37%); dividend yield of 0% (May 2, 2018 - 0%); stock price volatility of 60% (May 2, 2018 - 60%); and an expected life of 2.52 years (May 2, 2018 – 2.68 years). The share price input relating to the milestone options was also adjusted for the 10% discount to the listed market price upon achievement of the milestones, as well as the weighted average probability of 61% (May 2, 2018 - 61%) on the achievement of the milestones.

At June 30, 2018, the $4,462 (inception - $1,631) fair value of the participation right warrants was estimated using the Monte-Carlo model with the following weighted average assumptions: share price of $6.47 (inception - $3.89); risk- free interest rate of 2.21% (inception – 2.42%); dividend yield of 0% (inception - 0%); stock price volatility of 60% (inception - 60%); and an expected life of 1.84 years (inception – 2.00 years).

(f)	Choom Holdings Inc. (“Choom”)

On June 12, 2018, the Company subscribed to 9,859,155 common shares of Choom at $0.71 per share for a total cost of $7,000, representing an 8% ownership interest. The $9,268 fair value of the shares at initial recognition was based on a quoted market price of $0.94 per share and differed from the transaction price. As such, the unrealized gain of $2,268 at inception for the shares was recognized immediately through profit or loss. At June 30, 2018, the fair value of the 9,859,155 common shares of $12,719 was based on a quoted market price of $1.29 per share.

(g)	Alcanna Inc. (“Alcanna”, formerly Liquor Stores N.A. Ltd.)

As part of the consideration paid for the investment in Alcanna (Note 12(c)), the Company received an aggregate of 11,880,000 share purchase warrants of Alcanna allowing it to increase its pro rata interest to approximately 40%. The share purchase warrants are exercisable between $15.00 and $15.75 per share beginning May 9, 2018 and expire between August 14, 2019 and January 31, 2022.

At June 30, 2018, the 11,880,000 warrants had a fair value of $2,400 (inception - $28,060) resulting in an unrealized loss of $25,660 since initial recognition. The fair value of the warrants was estimated using the Binomial model with the following weighted average assumptions: share price of $9.14 (inception – $11.95); risk-free interest rate of 2.12% (inception – 2.12%); dividend yield of 0% (inception – 0%); historical stock price volatility of 30.15% (inception – 52.03%); and an expected life of 1.49 years (inception – 1.86 years). If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by approximately $3,012.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

8.	Marketable Securities and Derivatives (Continued)

(h)	Namaste Technologies Inc. (“Namaste”)

Namaste issued 500,000 stock options to the Company exercisable at $3.35 per share expiring December 27, 2021, vesting quarterly over 12 months. At June 30, 2018, the options had a fair value of $491 (inception - $1,333) resulting in an unrealized loss of $842 since initial recognition. The fair value of the options was estimated using the Black- Scholes pricing model with the following weighted average assumptions: share price of $1.49 (inception – $3.35); risk- free interest rate of 2.39% (inception – 2.21%); dividend yield of 0% (inception – 0%); stock price volatility of 125% (inception – 125%); and an expected life of 3.50 years (inception 4.00 years).

(i)	CTT Pharmaceuticals Inc. (“CTT”)

On May 20, 2018, the Company purchased a $1,319 (US $1,000) unsecured 5% convertible debenture of CTT with a term of 3 years, convertible at the option of the holder into common shares at US $0.268 per share. Pursuant to the terms of the convertible debenture, the Company also received 20,779,972 share purchase warrants of CTT allowing it to increase its pro rata interest to approximately 42.5% on a fully diluted basis (Note 12(e)). Each warrant is exercisable into one common share of CTT at US $0.35 per share until May 20, 2021.

The convertible debenture and warrants were accounted for as a single compound instrument with embedded derivatives classified as fair value through profit or loss financial assets. At June 30, 2018, the compound instrument had a fair value of $20,140 (inception - $1,319) resulting in an unrealized gain of $18,821. The fair value of the compound instrument was estimated using the Binomial model with the following weighted average assumptions: share price of US$0.89 (inception - US$0.27); risk-free interest rate of 2.85% (inception – 2.90%); dividend yield of 0% (inception – 0%); stock price volatility of 20% (inception - 20%); and an expected life of 2.89 years (inception – 3.00 years).

9.	Biological Assets

Accounting Policy

The Company’s biological assets consist of medical cannabis plants and are valued using the income approach. Production costs are capitalized to biological assets and include all direct and indirect costs relating to biological transformation. The Company measures and adjusts the biological assets to the fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Unrealized gains or losses arising from the changes in fair value less cost to sell during the period are included in the results of operations for the related period.

Significant Judgement

Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, costs to convert the harvested cannabis to finished goods, sales price, risk of loss, expected future yields from the cannabis plants and estimating values during the growth cycle. The average grow cycle of plants up to the point of harvest is approximately twelve weeks.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

9.	Biological Assets (Continued)

The Company’s biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

$
Balance at June 30, 2016	1,845
Changes in fair value less cost to sell due to biological transformation	22,772
Transferred to inventory upon harvest	(20,529)
Balance at June 30, 2017	4,088
Production costs capitalized	9,902
Biological assets acquired from CanniMed (Note 13(a)(iv))	2,535
Changes in fair value less cost to sell due to biological transformation	25,550
Transferred to inventory upon harvest	(28,455)
Balance at June 30, 2018	13,620

As of June 30, 2018, the weighted average fair value less cost to complete and cost to sell was $6.46 per gram (2017 - $6.52 per gram).

The fair value of biological assets is categorized within Level 3 on the fair value hierarchy. The inputs and assumptions used in determining the fair value of biological assets include:

(a)	Selling price per gram;	Level 3 input
(b)	Attrition rate;	Level 3 input
(c)	Average yield per plant;	Level 3 input
(d)	Standard cost per gram to compete production	Level 3 input
(e)	Cumulative stage of completion in production process	Level 3 input

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in these assumptions and their effect on the fair value of biological assets, are as follows:

Effect on fair value
			June 30,	June 30,
Significant inputs & assumptions	Range of inputs	Sensitivity	2018	2017
Selling price per gram (1)	$7.25 to $8.96	Increase or decrease of $1.00 per gram	$ 1,763	$ 599
Average yield per plant (2)	20 to 51 grams	Increase or decrease by 5 grams per plant	$ 1,999	$ 529

(1)	Selling price per gram is based on average selling prices for the period.
(2)	Average yield per plant includes yields for new facilities that recently started production.

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

As of June 30, 2018, the biological assets were on average 45% complete (2017 – 43%). During the year ended June 30, 2018, the Company’s biological assets produced 5,631,913 grams of dried cannabis (2017 – 3,036,829 grams). As of June 30, 2018, it was expected that the Company’s biological assets would yield approximately 3,794,770 grams (June 30, 2017 – 599,245 grams) of medical cannabis when harvested.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

10.	Inventory

Accounting Policy

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell at harvest which becomes the deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that the cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. Products for resale and supplies and consumables are valued at lower of cost and net realizable value. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory are written-down to net realizable value.

Significant Judgement

The valuation of biological assets at the point of harvest is the cost basis for all cannabis-based inventory and thus any critical estimates and judgements related to the valuation of biological assets (Note 9) are also applicable for inventory. The valuation of work-in-process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Company must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

The following is a breakdown of inventory at June 30, 2018:

	Capitalized	Fair value	Carrying
	cost	adjustment	value
	$	$	$
Harvested cannabis
Work-in-process	2,215	6,337	8,552
Finished goods	5,637	7,742	13,379
	7,852	14,079	21,931
Cannabis oils
Work-in-process	550	782	1,332
Finished goods	1,099	1,364	2,463
	1,649	2,146	3,795
Capsules
Finished goods	166	90	256

Indoor cultivation systems and hemp seed food products
Raw materials	1,160	-	1,160
Work-in-process	701	-	701
Finished goods	323	-	323
	2,184	-	2,184

Accessories, supplies and consumables	1,429	-	1,429

Balance, June 30, 2018	13,280	16,315	29,595

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

10.	Inventory (Continued)

The following is a breakdown of inventory at June 30, 2017:

	Capitalized	Fair value	Carrying
	cost	adjustment	value
	$	$	$
Harvested cannabis
Work-in-process	304	373	677
Finished goods	2,332	2,836	5,168
	2,636	3,209	5,845
Cannabis oils
Work-in process	342	790	1,132
Finished goods	147	397	544
	489	1,187	1,676
Supplies and consumables	182	-	182

Balance, June 30, 2017	3,307	4,396	7,703

During the year ended June 30, 2018, the Company recognized $37,227 (2017 - $24,783) of inventory expensed to cost of goods sold including $17,624 (2017 - $16,908) non-cash expense relating to the changes in fair value of inventory sold.

11.	Property, Plant and Equipment

Accounting Policy

Property, plant and equipment is measured at cost less accumulated depreciation, residual values and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self- constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for the intended use and borrowing costs on qualifying assets. During their construction, items of property, plant and equipment are classified as construction in progress. When the asset is available for use, it is transferred from construction in progress to the appropriate category of property, plant and equipment and depreciation on the item commences.

Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer software and equipment	3 years
Production equipment	2 - 4 years
Furniture and fixtures	5 years
Building and improvements	10 - 50 years

An asset’s residual value, useful life and depreciation method are reviewed at each financial year-end and adjusted if appropriate.

Gains and losses on disposal of an item are determined by comparing the proceeds from disposal with the carrying amount of the item and are recognized in profit or loss.

The Company capitalizes borrowing costs on capital invested in projects under construction. Upon the asset becoming available for use, capitalized borrowing costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset.

Impairment of property, plant and equipment

The Company assesses impairment on property, plant and equipment when an indication of impairment occurs, such as evidence of obsolescence or physical damage. In assessing impairment, the Company compares the carrying amount to the recoverable amount which is determined as the higher of the asset’s fair values less costs of disposal and its value in use. Value in use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive income (loss).

Significant Judgment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

11.	Property, Plant and Equipment (Continued)

			Computer		Production	Finance
	Building &	Construction	Software &	Furniture	& Other	Lease
	Improvements	in progress	Equipment	& Fixtures	Equipment	Equipment	Total
	$	$	$	$	$	$	$
Cost
Balance, June 30, 2016	10,831	-	444	109	1,020	-	12,404
Additions	1,944	26,571	398	149	778	544	30,384
Additions from business combinations and asset acquisitions	4,407	-	63	34	364	-	4,868
Disposals	-	-	-	-	(12)	-	(12)
Balance, June 30, 2017	17,182	26,571	905	292	2,150	544	47,644
Additions	16,896	115,653	3,333	2,859	12,750	-	151,491
Additions from business combinations and asset acquisitions	45,404	4,323	588	615	5,405	247	56,582
Disposals	(397)	-	(753)	(289)	(1,087)	-	(2,526)
Foreign currency translation	-	-	5	-	4	-	9
Balance, June 30, 2018	79,085	146,547	4,078	3,477	19,222	791	253,200

Accumulated Depreciation
Balance, June 30, 2016	616	-	162	19	237	-	1,034
Depreciation	438	-	221	40	351	39	1,089
Disposals	-	-	-	-	(2)	-	(2)
Balance, June 30, 2017	1,054	-	383	59	586	39	2,121
Depreciation	1,435	888	403	364	2,052	102	5,244
Disposals	(53)	-	(206)	(74)	(188)	-	(521)
Foreign currency translation	-	-	4	-	-	-	4
Balance, June 30, 2018	2,436	888	584	349	2,450	141	6,848

Net Book Value
June 30, 2017	16,128	26,571	522	233	1,564	505	45,523
June 30, 2018	76,649	145,659	3,494	3,128	16,772	650	246,352

As at June 30, 2018, costs related to the construction of production facilities were capitalized as construction in progress and not amortized. Amortization will commence when construction is completed, and the facility is available for its intended use.

During the year ended June 30, 2018, $5,710 (2017 - $1,370) in borrowing costs were capitalized to construction in progress at a weighted average rate of 20% (2017 – 22%).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

12.	Investments in Associates and Joint Venture

Accounting Policy

Associates are companies over which Aurora has significant influence and are accounted for under the equity method. Significant influence is assumed when the Company has 20%-49% ownership interest, unless qualitative factors overcome this assumption. In assessing significant influence, potential voting rights that are currently exercisable are taken into account.

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost, excluding financial assets that are not in-substance common shares and inclusive of transaction costs. When the Company holds available-for-sale or derivative financial assets and subsequently obtains significant influence in that investee, the fair value of the financial instruments are reclassified to investments in associates as the deemed cost with the cumulative unrealized gains or losses in other comprehensive income (loss), if any, transferred to deficit. For each additional acquisition of ownership interest within the investment in associate classification and prior to obtaining control, the difference between the cost of the incremental investment acquired and the investee’s fair value of identifiable net assets is allocated to goodwill. The carrying amount of goodwill arising from the acquisition of associates and joint ventures is included in the carrying amount of the investments in associates and joint ventures.

The consolidated financial statements include the Company's share of the income and expenses and equity movement of equity accounted investees. In accordance with IFRS, the investee’s most recent available financial statements are used in the application of the equity method. Where the investee’s reporting period differs from the Company’s, the investee prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the investee’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate or joint venture.

Impairment

The entire carrying amount of the investment is assessed for indicators of impairment annually. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount becomes lower than the carrying amount.

Significant Judgment

The Company uses judgment in its assessment of whether the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, including but not limited to, the ability to exercise significant influence through board representation, material transactions with the investee, provision of technical information, and the interchange of managerial personnel. Whether an investment is classified as an investment in associate can have a significant impact on the entries made on and after acquisition.

The carrying value of investments in associates and joint ventures consist of:

			Balance,						OCI foreign	Balance,
		%	Jun 30,		Transaction	Dividend		Share of net	exchange	Jun 30,
	Note	Interest	2017	Additions	costs	income	Disposition	income (loss)	gain (loss)	2018
			$	$	$	$	$	$	$	$
Australis Holdings	(a)	50%	-	-	-	-	-	-	-	-
Cann Group Limited	(b)	23%	-	81,927	-	-	-	(781)	37	81,183
Alcanna Inc.	(c)	25%	-	109,940	1,586	(1,449)	-	(500)	-	109,577
SubTerra LLC	(d)	0%	-	78	-	-	(78)	-	-	-
10647594 Canada	(d)	20%	-	134	-	-	-	-	-	134
CTT Pharmaceutical	(e)	0%	-	-	-	-	-	-	-	-
Capcium Inc.	(f)	20%	-	11,270	-	-	-	(14)	-	11,256
TGOD	(g)	17%	-	133,239	-	-	-	(947)	-	132,292
			-	336,588	1,586	(1,449)	(78)	(2,242)	37	334,442

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

12.	Investments in Associates and Joint Venture (Continued)

The following is a summary of aggregate financial information for the Company’s associates and joint ventures:

	Cann					June 30,	June 30,
	Group	Alcanna	Capcium	TGOD		2018	2017
	(b)	(c)	(f)	(g)	Other	Total	Other
	$	$	$	$	$	$	$
Statement of financial position
Cash and cash equivalents	48,243	78,595	252	261,816	1,317	390,223	107
Current assets	79,225	197,131	11,935	270,712	1,319	560,322	1
Non-current assets	5,258	252,262	6,701	48,078	3,029	315,328	2,300

Current financial liabilities, excluding trade and other payables and provisions	4	1,380	-	-	1,737	3,121	283
Current liabilities	887	54,263	1,293	13,992	2,087	72,522	283
Non-current financial liabilities	16	72,697	18,583	-	2,057	93,353	2,415
Non-current liabilities	16	131,561	18,583	-	2,057	152,217	2,415

Statement of comprehensive income (loss)
Revenue	552	223,991	104	-	-	224,647	-
Depreciation and amortization	-	(4,455)	-	(121)	-	(4,576)	-
Interest income	-	-	-	381	-	381	-
Interest expense	(7)	(1,916)	-	(32)	(57)	(2,012)	(110)
Income tax recovery	-	751	-	-	-	751	-
Loss from continued operations	(3,334)	(2,108)	(69)	(5,578)	(471)	(11,560)	(183)
Loss from discontinued operations, net tax	-	(242)	-	-	-	(242)	-
Other comprehensive income	-	1,402	-	-	-	1,402	-
Total comprehensive loss	(3,334)	(974)	(69)	(5,578)	(471)	(10,426)	(183)

(a)	Australis Holdings

On April 7, 2015, the Company’s wholly-owned subsidiary, Australis Capital Inc. (“ACI”), entered into a Limited Liability Partnership Agreement with AJR Builders Group LLC (“AJR”) and formed Australis Holdings LLP (“Australis Holdings” or “AHL”), a Washington Limited Liability Partnership. Each of ACI and AJR holds a 50% interest in Australis Holdings. Australis Holdings purchased two parcels of land in 2015 totaling approximately 24.5 acres (the “Property”) in Whatcom County, Washington for USD$2,300, with the initial intention to construct a new cannabis production and processing facility.

Pursuant to a promissory note dated April 10, 2015, the Company through ACI loaned $1,645 to Australis Holdings to fund the purchase of the Property. The note bears interest at a rate of 5% per annum and had an original maturity date of October 31, 2017 which was extended to October 31, 2018. In the event of a default, interest will be charged at 12% per annum. The note is secured by a first mortgage on one parcel of the Property and a second mortgage on the other title, as well as a general security agreement granting ACI security over all present and after acquired property of Australis Holdings. As of June 30, 2018, the loan had a carrying amount of $1,785 (2017 - $1,736) including accrued interest of $140 (2017 - $91). During the year ended June 30, 2018, the Company accrued interest of $49 (2017 - $41) related to this loan. The loan plus accrued interest were reclassified to assets held for distribution to owners (Note 15).

The Company has advances of $1,659 to Australis Holdings (2017 - $360), of which $1,235 (2017 - $nil) was held by ACI and reclassified to assets held for distribution to owners (Note 15). The advances are unsecured, non-interest bearing and have no fixed terms of repayment.

As of June 30, 2018, the carrying value of the investment is $nil (2017 - $nil). The Company’s share of losses in AHL is recognized only to the extent of reducing the carrying value of the investment to $nil. Total unrecognized share of AHL’s losses for the year ended June 30, 2018 and unrecognized cumulative losses was $98 and $243, respectively.

Subsequent to June 30, 2018, the Company acquired the remaining 50% interest in AHL from AJR (Note 31), as well as completed the spin-out of ACI and the AHL investment to Aurora shareholders (Notes 15 and 31).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

12.	Investments in Associates and Joint Venture (Continued)

(b)	Cann Group Limited (“Cann Group”)

Cann Group is a public company listed on the Australian Stock Exchange and its principal activities consist of the cultivation of medicinal cannabis for both medicinal and research purposes, and commercializing the outputs for medicinal uses in Australia.

On December 11, 2017, the Company obtained significant influence in Cann Group through the acquisition of an additional 7,200,000 shares at A$2.50 per share for a cost of $17,577 (A$18,000). As a result, the $56,367 fair value of the previously held 21,562,314 shares in Cann Group were reclassified from marketable securities to investment in associates as the deemed cost (Note 8(a)). On January 4, 2018, the Company also acquired an additional 3,194,033 shares at a cost of $7,983 (A$7,985). As of June 30, 2018, the Company held an aggregate of 31,956,347 shares of Cann Group with a carrying value of $81,183 in investment in associates, representing a 22.9% ownership interest. Management continues to work on refining the estimate of the Company’s share of the fair value of identifiable net assets acquired. As such, the allocation of the purchase price to the various assets acquired is subject to change.

Based on Cann Group’s closing price of A$3.50 on June 30, 2018, the shares held by the Company have a fair value of approximately $108,861 (A$111,847).

(c)	Alcanna Inc. (“Alcanna”)

On February 14, 2018, the Company subscribed to Alcanna’s non-brokered private placement for 6,900,000 common shares at $15.00 per share for a total cost of $103,500, representing a 19.9% interest in Alcanna. The Company also subscribed to 2,300,000 subscription receipts of Alcanna at $15.00 per subscription receipt for a total cost of $34,500 which was converted to common shares on May 9, 2018, increasing the Company’s ownership to approximately 25% on an undiluted basis. As part of the consideration transferred, the Company also received 11,880,000 share purchase warrants of Alcanna. The total transaction price of $138,000 was allocated first to the common shares and subscription receipts based on Alcanna’s closing market price of $11.95 as of February 14, 2018, resulting in total cost of $109,940 allocated to the investment in associate and $28,060 being the implied fair value of the warrants. The warrants are recognized as derivatives measured at fair value through profit or loss (Note 8(g)). The Company also recognized $1,586 transaction costs and $1,449 dividends to investment in associates. Of the $1,449 dividends, $828 remains receivable as of June 30, 2018 (Note 6). Management continues to work on refining the estimate of the Company’s share of the fair value of identifiable net assets acquired. As such, the allocation of the purchase price to the various assets acquired is subject to change.

Alcanna is an Alberta based public company listed on the TSX and its principal activity is the retailing of wines, beers and spirits in Canada and the United States of America. Alcanna also has advanced plans to develop and launch a retail cannabis business in Canadian jurisdictions where private retailing will be permitted upon legalization. Management determined that the Company has significant influence over Alcanna and accounts for the investment under the equity method.

Based on Alcanna’s closing price of $9.14 on June 30, 2018, the shares held by the Company have a fair value of $84,088. The Company assessed the carrying value of the investment against the estimated recoverable amount and determined that no impairment was necessary on the investment.

(d)	SubTerra LLC (“SubTerra”) and 10647594 Canada Inc. (“10647594 Canada”)

Pursuant to the acquisition of CanniMed (Note 13(a)(iv)), the Company acquired a 19.9% interest in SubTerra, a Michigan limited liability company, and a 19.9% interest in 10647594 Canada which holds certain assets known as the Interleukin 37 protein.

On May 18, 2018, the Company sold its 19.9% interest in SubTerra to CanniMed’s former Chief Executive Officer in exchange for $78 cash. Additionally, in exchange for the cancellation of $4,665 (US $3,580) promissory notes and receivables from SubTerra, the Company received the following assets with an estimated fair value of $1,400:

(i)

5% of any gross revenues of SubTerra earned annually from the sale of cannabis and cannabis-based products grown and/or processed at its facility for the period commencing June 1, 2018 and ending May 31, 2028; and

(ii)	a payment of $150 annually for the period commencing June 1, 2018 and ending May 31, 2028.

The promissory notes and receivables from SubTerra were previously written off prior to Aurora’s acquisition of CanniMed. As such, the Company recognized a recovery of $1,400 upon receipt of the above assets.

As part of the sale agreement, the Company also received a two-year option to purchase a parcel of land located in White Pine, Michigan for US $3.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

12.	Investments in Associates and Joint Venture (Continued)

(d)	SubTerra LLC and 10647594 Canada Inc. (continued)

No income or loss was recognized on the investment in associate from acquisition date to disposition.

Subsequent to June 30, 2018, the revenue royalty, annuity payment and land purchase option were spun-out as part of the ACI spin-out transaction (Notes 15 and 31).

(e)	CTT Pharmaceutical Holdings Ltd. (“CTT”)

The Company holds securities of CTT which if converted and exercised would increase the Company’s ownership interest to 42.5% on a fully diluted basis (Note 8(i)).

As of June 30, 2018, the Company held 0% non-diluted ownership interest in CTT. Based on the Company’s potential voting rights of up to 42.5% and other qualitative factors, the Company has determined it holds significant influence in CTT and has accounted for its investment under the equity method. As the Company has no present voting interest in CTT, the compound financial instrument is measured as a financial asset at fair value through profit or loss (Note 8(i)).

CTT is Ontario based and is in the business of developing dose specific fast dissolving oral thin film wafers that provide a dose specific, smoke-free delivery of medical cannabis or other active ingredients. CTT’s common shares are listed on the OTC under the symbol “CTTH“.

(f)	Capcium Inc. (“Capcium”)

On June 6, 2018, the Company acquired a 19.99% ownership interest in Capcium by subscribing to 8,828,662 common shares. The consideration was paid through the issuance of 1,144,481 common shares of Aurora with a fair value of $10,770 and $500 cash. Capcium is a Montreal-based private company in the business of manufacturing soft-gels.

Based on the Company’s voting rights and other qualitative factors, the Company has determined it holds significant influence in Capcium and has accounted for its investment under the equity method.

(g)	The Green Organic Dutchman Holdings Ltd. (“TGOD”)

TGOD is an Ontario based licensed producer of medical cannabis in Canada. The Company’s investments in TGOD consist of compound instruments which were classified as derivatives at fair value through profit or loss. On closing of TGOD’s IPO and the conversion of subscription receipts into common shares and common share purchase warrants, based on the Company’s 18% ownership interest and other qualitative factors, the Company obtained significant influence in TGOD and the aggregate $133,239 fair value of the 39,674,584 common shares were reclassified to investment in associates (Note 8(e)). Management continues to work on refining the estimate of the Company’s share of the fair value of identifiable net assets acquired. As such, the allocation of the purchase price to the various assets acquired is subject to change.

Based on TGOD’s closing price of $6.47 on June 30, 2018, the shares held by the Company have a fair value of approximately $256,695.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

13.	Business Combinations and Asset Acquisitions

Accounting Policy

Business combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date where the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Acquisition costs are expensed to profit or loss.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interest prior to obtaining control and the non-controlling interest in the acquire, over the fair value of the identifiable net asset acquired, is recorded as goodwill.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. The measurement period is the period from the acquisition date to the date complete information about facts and circumstances that existed as of the acquisition date is received. However, the measurement period does not exceed one year from the acquisition date.

Asset acquisitions

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

Significant Judgment

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgment. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on the entries made on and after acquisition.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

13.	Business Combinations and Asset Acquisitions (Continued)

(a)	Business combinations

Completed during the year ended	BCNL / UCI	Hempco	Larssen	CanniMed
June 30, 2018	(i)	(ii)	(iii)	(iv)	Total
	$	$	$	$	$
Total consideration
Cash paid	3,294	946	3,500	130,979	138,719
Common shares issued	248	-	-	706,874	707,122
Share purchase warrants issued	136	-	-	-	136
Loan settlement	716	2,301	-	-	3,017
Contingent consideration	1,119	-	-	-	1,119
	5,513	3,247	3,500	837,853	850,113

Net identifiable assets (liabilities) acquired
Cash	138	908	-	38,883	39,929
Accounts receivables	394	1,388	-	986	2,768
Short-term investments	-	511	-	-	511
Biological assets	-	-	-	2,535	2,535
Inventories	874	1,875	-	10,269	13,018
Prepaid expenses and deposits	55	178	-	223	456
Investments in associates	-	-	-	212	212
Property, plant and equipment	149	2,876	-	45,316	48,341
Intangible assets
Customer relationships	105	-	-	7,000	7,105
Permits and licenses	-	-	-	65,100	65,100
Brand	654	-	-	127,000	127,654
Patents	521	-	-	1,700	2,221
Deferred tax asset	-	-	-	11,663	11,663
	2,890	7,736	-	310,887	321,513

Accounts payable and accruals	(818)	(968)	-	(24,334)	(26,120)
Income taxes payable	(26)	-	-	(20)	(46)
Deferred revenue	(86)	-	-	-	(86)
Loans and borrowings	-	-	-	(11,825)	(11,825)
Deferred tax liability	(335)	-	-	(58,083)	(58,418)
	1,625	6,768	-	216,625	225,018

Purchase price allocation
Net identifiable assets acquired	1,625	6,768	-	216,625	225,018
Fair value of previously held equity interest	-	-	-	(26,567)	(26,567)
Non-controlling interests	-	(5,935)	-	(32,586)	(38,521)
Goodwill	3,888	2,414	3,500	680,381	690,183
	5,513	3,247	3,500	837,853	850,113
Non-controlling interest at acquisition (%)	0%	77.7%	0%	12.8%

Net cash outflows
Cash consideration paid	3,294	946	3,500	130,979	138,719
Cash acquired	(138)	(908)	-	(38,883)	(39,929)
	3,156	38	3,500	92,096	98,790

Acquisition costs expensed
Year ended June 30, 2018	65	71	30	7,235	7,401

Net accounts receivables acquired
Gross contractual receivables acquired	504	1,420	-	986	2,910
Receivables expected to be uncollectible	(110)	(32)	-	-	(142)
Net accounts receivables acquired	394	1,388	-	986	2,768

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

13.	Business Combinations and Asset Acquisitions (Continued)

(a)	Business combinations (continued)

(i)	BC Northern Lights Enterprises Ltd. (“BCNL”) and Urban Cultivator Inc. (“UCI”)

On September 29, 2017, the Company acquired BCNL and UCI to cater to the home grow cannabis market. BCNL is in the business of the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis and UCI is in the business of the production and sale of state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home kitchens. The transaction was accounted for as a business combination.

The Company acquired all of the issued and outstanding shares of BCNL and UCI for aggregate consideration of $5,513 comprised of $3,294 cash consideration, settlement of $716 loan receivable, 89,107 common shares with a fair value of $248, share purchase warrants with a fair value of $136 exercisable at $2.8056 per share until September 29, 2020, and $1,119 contingent consideration representing the estimated fair value of the $4,000 gross consideration to be paid in cash or common shares at the election of Aurora over a period of 3 years on the achievement of future milestones related to aggregate earnings before interest, taxes, depreciation and amortization (“EBITDA”). As of June 30, 2018, the fair value of contingent consideration was $1,242 (Note 28(e)).

At the date of acquisition, management was in the process of gathering the relevant information that existed as at the acquisition date to determine the fair value of net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. Subsequently, the Company finalized the purchase price allocation and has adjusted the values for the working capital holdback pursuant to the acquisition agreement, contingent consideration, intangible asset and goodwill. Accordingly, the purchase price allocation has been retrospectively adjusted to reflect changes to the assets acquired and liabilities assumed at the acquisition date as follows:

	Provisional allocation
	at acquisition	Adjustments	Final
	$	$	$
Net identifiable assets acquired	846	779	1,625
Goodwill	6,551	(2,663)	3,888
	7,397	(1,884)	5,513

Goodwill represents expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition, as well as the deferred tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the year ended June 30, 2018, BCNL and UCI accounted for $2,424 in revenues and $1,379 in net loss since September 29, 2017. If the acquisition had been completed on July 1, 2017, the Company estimates it would have recorded an increase of $1,062 in revenues and an increase of $41 in net loss for the year ended June 30, 2018.

(ii)	Hempco Food and Fiber Inc. (“Hempco”)

On November 14, 2017, the Company acquired a 22.3% ownership interest in Hempco by subscribing to its private placement of 10,558,676 units at $0.3075 per unit for gross proceeds of $3,247. Each unit consisted of one common share and one warrant exercisable at $0.41 per share for a period of two years, subject to accelerated expiry if Hempco’s shares trade at or above a VWAP of $0.65 for any 30-day period. The gross proceeds paid were offset against the $2,301 loan principal and accrued interest receivable from Hempco.

The Company also entered into a call option agreement to acquire up to an aggregate of 10,754,942 shares from the majority owners of Hempco, which upon exercise, would bring the Company’s total ownership interest in Hempco to over 50.1% on a fully diluted basis. As a result, due primarily to potential voting rights, the Company has control over Hempco, and the results of Hempco have been consolidated in these financial statements. The non-controlling interest recognized at the acquisition date was recorded at its proportionate share of Hempco’s fair value of identifiable net assets.

Hempco, a Canadian public company listed on the TSX Venture Exchange, is a producer of industrial hemp products and is developing hemp foods, hemp fiber and hemp nutraceuticals. The Company anticipates regulations preventing industrial hemp producers from harvesting leaves, flowers and buds, which contain Cannabidiols (“CBD”) will be revised to allow for processing of CBDs which Aurora intends to use for the production of capsules, oils and topicals.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

13.	Business Combinations and Asset Acquisitions (Continued)

(a)	Business combinations (continued)

(ii)	Hempco Food and Fiber Inc. (continued)

At the date of acquisition, management was in the process of gathering the relevant information that existed as at the acquisition date to determine the fair value of net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. Management continues to work on finalizing the purchase price allocation and identifying the fair value of identifiable net assets acquired.

	Provisional allocation		Adjusted
	at acquisition	Adjustments	balance
	$	$	$
Net identifiable assets acquired	7,499	(731)	6,768
Non-controlling interest at acquisition (77.7%)	(6,503)	568	(5,935)
Goodwill	2,251	163	2,414
	3,247	-	3,247

Goodwill represents expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

If the acquisition had been completed on July 1, 2017, the Company estimates that it would have recorded an increase of $305 in revenues and an increase of $329 in net loss based on its 22.3% initial interest in Hempco upon obtaining control.

Non-controlling interest

Non-controlling interest has been recognized at the non-controlling interest’s proportionate share of the acquiree’s net assets. On March 22, 2018 and May 7, 2018, the Company increased its ownership interest in Hempco to 35.12% and 52.3% through the exercise of 10,558,676 share purchase warrants at $0.41 for a cost of $4,329, and the exercise of its call option to purchase 10,754,942 shares from two founders at $0.40 per share for a cost of $4,302, respectively. As a result, the non-controlling interest was reduced proportionately for Aurora’s increase in ownership. The $1,941 difference between the $2,361 proportionate change in non-controlling interest and the $4,302 fair value of consideration paid was recognized in equity attributable to the Aurora. The $4,329 fair value consideration paid for the exercise of Hempco warrants was eliminated upon consolidation.

The following is a continuity of Hempco’s non-controlling interest:

$
Balance, June 30, 2017	-
Non-controlling interest arising on acquisition of Hempco	2,905
Non-controlling interest relating to outstanding Hempco vested share options and warrants at acquisition (1)	3,030
Non-controlling interest relating to exercised Hempco share options and warrants (1)	3,649
Non-controlling interest transferred to Aurora for increase in ownership	(2,361)
Share of loss for the year	(2,376)
Balance, June 30, 2018	4,847

(1)

As at the acquisition date of November 14, 2017, directors, officers, employees and consultants of Hempco held options to purchase 2,851,000 common shares of Hempco which expire between April 2019 and April 2022, of which 777,917 of the outstanding stock options had vested. Hempco also had 2,505,120 warrants outstanding exercisable into common shares which expire between November 2017 and March 2019.

$3,030 represents the market-based measure of these vested options and warrants in accordance with IFRS at the date of acquisition. During the year ended June 30, 2018, the Company recognized share-based payments of $1,519 for Hempco’s stock options vested during the period from the date of acquisition.

During the year ended June 30, 2018, 667,000 stock options and 12,850,709 warrants were exercised into common shares of Hempco. Of the 12,850,709 warrants exercised, 10,558,676 were exercised by Aurora. Accordingly, the Company recognized total stock option reserves of $1,738 and warrant reserves of $588 which were allocated to non-controlling interest (Note 19(b)(iv)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

13.	Business Combinations and Asset Acquisitions (Continued)

(a)	Business combinations (continued)

(iii)	Larssen Ltd. (“Larssen”)

On December 4, 2017, the Company, through its wholly-owned subsidiary, Aurora Larssen Projects Inc., completed the acquisition of Larssen, a Canadian company that provides consulting on the design, engineering and construction oversight for advanced greenhouse cultivation facilities. The Company brought Larssen’s expertise in-house to construct Aurora’s production facilities as well as facilities for the Company’s strategic partners.

The Company acquired all of the issued and outstanding shares of Larssen for aggregate consideration of $3,500 cash. As part of the acquisition agreement, an aggregate of $4,000 gross cash contingent consideration is to be paid out on the first and second anniversaries of the acquisition date subject to the continued employment of the President and Owner of Larssen. Additionally, the acquisition agreement included an aggregate $6,000 gross project contingent consideration to be paid out on achievement of future performance milestones related to construction projects completed by Larssen. The project contingent consideration can be satisfied at the election of Aurora in cash or common shares based on the VWAP of the Company’s shares for the first five trading days of the next calendar year when a milestone is met. Both the cash and project contingent consideration are accounted for as post-combination services and expensed through profit and loss. During the year ended June 30, 2018, the Company accrued $1,250 compensation expense for the cash contingent consideration. None of the project milestones were met at June 30, 2018.

The transaction was accounted for as a business combination. At the date of acquisition, management was in the process of gathering the relevant information that existed as at the acquisition date to determine the fair value of net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. Subsequently, the Company finalized the purchase price allocation and has adjusted the fair value of contingent consideration. Accordingly, the purchase price allocation has been retrospectively adjusted to reflect changes to the assets acquired and liabilities assumed at the acquisition date as follows:

	Provisional allocation
	at acquisition	Adjustments	Final
	$	$	$
Net identifiable assets acquired	-	-	-
Goodwill	9,724	(6,224)	3,500
	9,724	(6,224)	3,500

Goodwill represents expected operational synergies, future income and growth, and other intangibles that do not qualify for separate recognition. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

For the year ended June 30, 2018, Larssen generated revenues of $4,218 and accounted for $3,000 in net income since December 4, 2017.

(iv)	CanniMed Therapeutics Inc. (“CanniMed”)

On March 15, 2018, the Company acquired an 87.2% ownership interest in CanniMed pursuant to an offer (the “Offer”) to acquire all of the issued and outstanding CanniMed Shares not owned by Aurora. The Offer provided CanniMed shareholders with the right to elect to receive for each CanniMed share:

(a)	3.40 common shares of Aurora;
(b)	$0.43 in cash; or
(c)	any combination of common shares and cash, subject to proration of a maximum aggregate cash amount of $140,000.

Total consideration paid upon acquisition of control was $837,853 comprised of $130,979 cash and 62,833,216 common shares with a fair value of $706,874. The Company acquired CanniMed to increase production capacity, international presence, research and development portfolio, patient count and revenue growth. CanniMed is a Canadian company previously listed on the TSX and is in the business of production and distribution of medical cannabis pursuant to the ACMPR.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

13.	Business Combinations and Asset Acquisitions (Continued)

(a)	Business combinations (continued)

(iv)	CanniMed Therapeutics Inc. (continued)

At the date of acquisition, management was in the process of gathering the relevant information that existed as at the acquisition date to determine the fair value of net identifiable assets acquired. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. Management continues to work on finalizing the purchase price allocation for the fair value of intangible assets acquired and the allocation of goodwill.

	Provisional allocation		Adjusted
	at acquisition	Adjustments	Balance
	$	$	$
Net identifiable assets acquired	54,204	162,421	216,625
Fair value of previously held equity interest (Note 8(b))	(26,567)	-	(26,567)
Non-controlling interest at acquisition (12.8%)	(6,971)	(25,615)	(32,586)
Goodwill	817,187	(136,806)	680,381
	837,853	-	837,853

Goodwill represents expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

On both a consolidated basis and stand-alone entity basis before the elimination of intercompany transactions, for the year ended June 30, 2018, CanniMed generated $6,715 in revenues and accounted for $3,250 in net and comprehensive loss since March 15, 2018. If the acquisition had been completed on July 1, 2017, the Company estimates that it would have recorded an increase of $11,710 in revenues and an increase of $37,640 in net loss based on its initial 87.2% interest in CanniMed.

Non-controlling interest

Non-controlling interest has been recognized at the non-controlling interest’s proportionate share of CanniMed’s fair value of identifiable net assets. On March 26, 2018 and May 1, 2018, the Company increased its ownership interest in CanniMed by 8.7% and 4.1%, respectively, and obtained 100% interest in CanniMed. The Company paid $106,214 for the additional 12.8% interest comprised of $14,304 in cash and 9,913,630 common shares of Aurora with a fair value of $91,910. As a result, the non-controlling interest was reduced proportionately for Aurora’s increase in ownership. The $73,573 difference between the $32,641 proportionate change in non-controlling interest and the $106,214 fair value of consideration paid was recognized in equity attributable to the Aurora.

The following is a continuity of CanniMed’s non-controlling interest:

$
Balance, June 30, 2017	-
Non-controlling interest arising on acquisition of CanniMed	32,568
Non-controlling interest relating to outstanding CanniMed vested share options at acquisition (1)	18
Non-controlling interest relating to exercised CanniMed share options (1)	47
Non-controlling interest adjustment for Aurora’s increase in ownership	(32,641)
Share of income in the period	8
Balance, June 30, 2018	-

(1)

As at the March 15, 2018 acquisition date, a CanniMed employee held fully vested options to purchase 10,000 CanniMed common shares expiring October 31, 2018. $18 represents the market-based measure of these vested options in accordance with IFRS at the date of acquisition. During the year ended June 30, 2018, the remaining 10,000 stock options were exercised into CanniMed common shares and accordingly, the Company recognized total stock option reserves of $47 which was allocated to the non-controlling interest.

At June 30, 2018, CanniMed held $30,360 current assets, $34,833 non-current assets, $4,042 current liabilities and $8,986 non-current liabilities before the elimination of intercompany transactions.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

13.	Business Combinations and Asset Acquisitions (Continued)

(a)	Business combinations (continued)

	CanvasRx	Pedanios	Total
Completed during the year ended June 30, 2017	(v)	(vi)
	$	$	$
Consideration paid
Cash	1,825	3,019	4,844
Common shares	-	20,709	20,709
Loan	450	-	450
Patient milestones achieved
Cash	1,575	-	1,575
Common shares	11,440	-	11,440
Other liabilities assumed	18	-	18
Contingent consideration	21,819	-	21,819
	37,127	23,728	60,855

Net identifiable assets (liabilities) acquired
Cash	-	743	743
Accounts receivables	251	358	609
Inventories	-	328	328
Prepaid expenses and deposits	-	6	6
Office, furniture, equipment	-	13	13
Intangible assets
Customer relationships	4,250	-	4,250
Permits and licenses	-	22,544	22,544
	4,501	23,992	28,493

Accounts payable and accruals	(109)	(264)	(373)
Deferred revenue	(939)	-	(939)
Deferred tax liability	(836)	(6,590)	(7,426)
	2,617	17,138	19,755

Purchase price allocation
Net identifiable assets acquired	2,617	17,138	19,755
Goodwill	34,510	6,590	41,100
	37,127	23,728	60,855

Net cash outflows
Cash consideration paid	3,400	3,019	6,419
Bank overdraft (cash acquired)	18	(743)	(725)
	3,418	2,276	5,694

Acquisition costs expensed
Year ended June 30, 2017	1,022	243	1,265
Year ended June 30, 2018	884	28	912

Net accounts receivables acquired
Gross contractual receivables acquired	251	358	609
Receivables expected to be uncollectible	-	-	-
Net accounts receivables acquired	251	358	609

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

13.	Business Combinations and Asset Acquisitions (Continued)

(a)	Business combinations (continued)

(v)	CanvasRx Inc. (“CanvasRx”)

On August 17, 2016, the Company completed the acquisition of all of the issued and outstanding shares of CanvasRx pursuant to a Share Purchase Agreement dated August 9, 2016, as amended and restated on August 16, 2016 for a total consideration of $37,127 comprised of $1,825 cash, $11,440 fair value of 17,875,000 common shares and $1,575 cash for performance milestones achieved related to patients, $450 loan to CanvasRx, $18 other liabilities assumed and $21,819 contingent consideration. The Company is indemnified from any tax liability arising from pre-acquisition transactions of CanvasRx through adjustments to the purchase consideration.

Goodwill represents the expected benefit of future market share, future income growth, and other intangibles that do not qualify for separate recognition. None of the goodwill arising on this acquisition is deductible for tax purposes.

Contingent consideration represents the estimated discounted value of the $26,750 gross consideration to be paid out over three years on achievement of future performance milestones related to new counseling rooms opened, patient accruals and revenue targets. This consideration may be satisfied, at the Company’s sole discretion, in cash or common shares at a 15% discount to the market price at the date of issuance, unless the market price of the Company’s share is $0.47 or below, at which point the consideration is convertible into a fixed number of shares. In any case, the issuance of the Company’s shares should not result in former CanvasRx shareholders accumulating 50% or more of the Company’s shares. If the consideration payments cannot be satisfied in cash and the issuance of shares would result in the former shareholders of CanvasRx accumulating 50% or more of the Company’s shares, a convertible debenture will be issued.

During the year ended June 30, 2018, certain patient and counselling room performance milestones were achieved, and the Company paid $Nil cash (2017 – $2,608) and issued 5,318,044 shares (2017 – 2,926,103 shares) at a weighted average price of $2.71 per share (2017 – $2.532 per share) to the former shareholders of CanvasRx. As of June 30, 2018, the fair value of remaining contingent consideration was $5,884 (2017 - $13,221).

The Company acquired CanvasRx to access its database on cannabis strains and related efficacy data, as well as information on physician preferences and ordering patterns. CanvasRx is a counseling and outreach service provider with over 24 physical locations in the provinces of Ontario and Alberta, Canada. The transaction was accounted for as a business combination.

For the year ended June 30, 2017, CanvasRx accounted for $1,702 in net loss since August 17, 2016, including revenues of $2,145. If the acquisition had been completed on July 1, 2016, the Company estimates it would have recorded an increase of $159 in revenues and an increase of $920 in net loss for the year ended June 30, 2017. Acquisition costs of $884 incurred in the current year (2017 - $1,022) related to certain contingent consideration and post-closing costs were excluded from the consideration transferred and were recognized as an expense in the current period.

(vi)	Pedanios GmbH (“Pedanios”), Renamed Aurora Deutschland GmbH (“Aurora Deutschland”)

On May 30, 2017, the Company completed the acquisition of Pedanios, a registered wholesale importer, exporter and distributor of medical cannabis in Germany. The acquisition positions the Company to seize on opportunities in Germany and the EU’s emerging cannabis industry. The Company acquired all of the issued and outstanding shares of Pedanios for a total consideration of $23,728 comprised of €2,000 cash and 8,316,782 common shares with a fair value of $20,709. The transaction was accounted for as a business combination.

Goodwill reflects the deferred tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is deductible for tax purposes.

For the year ended June 30, 2017, Pedanios accounted for $294 in net loss since May 30, 2017, including revenues of $439. If the acquisition had been completed on July 1, 2016, the Company estimates it would have recorded an increase of $1,702 in revenues and an increase of $18 in net loss for the year ended June 30, 2017.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

13.	Business Combinations and Asset Acquisitions (Continued)

(b)	Asset acquisitions

Completed during the year ended	June 30, 2018	June 30, 2017
	H2	Peloton
	(i)	(ii)
	$	$
Consideration paid
Cash paid	-	4,717
Common shares issued	15,283	1,486
Cash acquisition costs paid	636	2,186
Shares issued for acquisition costs	-	905
Loan settlement	3,000	-
Contingent consideration	14,957	-
	33,876	9,294

Net identifiable assets (liabilities) acquired
Cash	205	-
Accounts receivables	369	-
Property, plant and equipment	8,304	4,846
Intangible assets – Permits and licenses	27,165	4,448
	36,043	9,294

Accounts payable and accruals	(2,167)	-
	33,876	9,294

(i)	H2 Biopharma Inc. (“H2” or “Aurora Eau”)

On November 30, 2017, the Company acquired 100% of the net assets of H2 for a total consideration of $33,876 comprised of 1,910,339 common shares with a fair value of $15,283 of which 181,622 were placed in escrow, settlement of $3,000 loan receivable, $14,957 contingent consideration payable and $636 acquisition costs. The contingent consideration payable represents the discounted value of the $15,028 gross consideration to be paid out over a five-year period on achievement of future performance milestones related to completing the construction of the facility and obtaining the relevant licenses to cultivate and sell cannabis. This consideration is to be paid in common shares based on the VWAP of the Company’s shares for the last five trading days immediately prior to the Company confirming that the particular milestone has been achieved. On closing, the Company issued and deposited 2,878,934 common shares into escrow for the contingent consideration. As of June 30, 2018, the fair value of contingent consideration was $14,207 (Note 28(e)).

During the year ended June 30, 2018, 238,044 common shares with a fair value of $1,904 were released from escrow upon the achievement of milestones (Note 19(b)(ii) and 19(c)).

At acquisition, H2 was completing a purpose-built 48,000 square foot cannabis production facility which is projected to produce approximately 4,500 kilograms of cannabis per annum. The facility is located on 46 acres of land located in Lachute, Quebec which H2 has the right to acquire for $136.

The facility, known as Aurora Eau, completed construction and received both its cultivation and sales license from Health Canada in September 2018.

(ii)	Peloton Pharmaceuticals Inc. (“Peloton” or “Aurora Vie”)

On April 28, 2017, the Company, through its wholly-owned subsidiary, 10094595 Canada Inc., acquired 100% of the net assets of Peloton, a late-stage ACMPR applicant, out of bankruptcy protection. The transaction was accounted for as an asset acquisition. The Company acquired all of the common shares of Peloton for a total consideration of $9,294 comprised of 573,707 common shares with a fair value of $1,486, $4,717 cash, and acquisition costs of $3,091 of which $2,186 was paid in cash and $905 was paid through the issuance of 325,518 common shares.

In October 2017, the Company completed construction of the former Peloton 40,000 square foot cannabis production facility located in Pointe Claire, Quebec. The facility, known as Aurora Vie, received its cultivation and sales license from Health Canada on October 27, 2017 and June 29, 2018, respectively.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

14.	Controlling Interest in Aurora Nordic Cannabis A/S (“Aurora Nordic”)

On February 12, 2018, the Company and Alfred Pederson & Søn (“APS”) formed Aurora Nordic, a company located in Odense, Denmark. Pursuant to an agreement with APS, the Company and APS contributed $58 (DKK 255,000) and $56 (DKK 245,000) for the initial capital contribution, resulting in 51% and 49% ownership interest, respectively. $100,000 in total additional capital is to be contributed on a pro rata basis to fund the design, development and construction of a production facility in Denmark. Based on majority voting rights and other qualitative factors, the Company controls Aurora Nordic and has consolidated its results in these financial statements.

Aurora Nordic is in the business of cultivation, production, distribution and sale of medical cannabis. Aurora Nordic is retrofitting an existing 100,000 square foot greenhouse and will be constructing a new 1,000,000 square foot production facility.

Non-controlling interest

The non-controlling interest recognized at inception was recorded at its proportionate share of Aurora Nordic’s initial capital contribution.

$
Balance, June 30, 2017	-
Non-controlling interest on initial capital contribution	56
Share of profit (loss) for the period	(337)
Share of other comprehensive income (loss) for the period	(4)
Balance, June 30, 2018	(285)

As of June 30, 2018, Aurora Nordic held $419 current assets, $2,896 non-current assets, $993 current liabilities, $2,905 non-current liabilities before the elimination of intercompany transactions. For the year ended June 30, 2018, Aurora Nordic generated $nil revenues and incurred $688 net and comprehensive loss before the elimination of intercompany transactions.

15.	Assets Held for Distribution to Owners

Accounting Policy

Non-current assets held for sale and disposal groups are presented separately in the current section of the balance sheet when management is committed to immediately distributing the asset or disposal group in its present condition, and this distribution is highly probable and expected to be completed within one year. Immediately before the initial classification of the assets and disposal groups as held for sale or for distribution, the carrying amounts of the assets, or all the assets and liabilities in the disposal groups, are measured in accordance with the applicable accounting policy:

Current assets	Amortized cost
Loans receivable from AHL	Loans and receivable at amortized cost
SubTerra assets	Fair value at initial recognition and subsequently at amortized cost
Current liabilities	Other financial liabilities at amortized cost

Assets held for sale and disposal groups are subsequently measured at the lower of their carrying amount and fair value less cost to sell. Assets held for sale are no longer amortized or depreciated.

Significant Judgment

The Company used judgement in estimating the fair value of the SubTerra assets at initial recognition. In determining the fair value of the revenue royalty, management exercised judgement in determining the likelihood of SubTerra generating revenues from the sale of cannabis-based products. The fair value of the annuity receivable was estimated using the effective interest method using a ten-year corporate debt yield at the measurement date.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

15.	Assets Held for Distribution to Owners (Continued)

In June 2018, the Company began reorganizing the Company for the spin-out of ACI and its United States (“U.S.”) assets, and filed a prospectus for the listing of ACI on the Canadian Stock Exchange (“CSE”). As part of the reorganization, on June 13, 2018, the Company completed a series of intercorporate transactions involving Aurora and its subsidiaries resulting in Aurora holding a direct interest in 100% of the outstanding shares and warrants of ACI, and ACI holding all of the U.S. assets of Aurora and its subsidiaries, consisting of the following:

•	a 50% joint venture interest in Australis Holdings (Note 12(a)); and
•	the SubTerra assets (Note 12(d)).

On June 14, 2018, the Company and ACI entered into a Funding Agreement pursuant to which Aurora advanced $500,000 to ACI, in consideration for which ACI provided Aurora with a Restricted Back-in Right, by issuing to Aurora:

(i)

a warrant to purchase a number of ACI shares equal to 20% of the issued and outstanding shares as of the date on which ACI shares commence trading on the CSE, exercisable for a period of ten years from the date of issue at an exercise price of $0.20 per share; and

(ii)

a warrant to purchase a number of ACI shares equal to 20% of the issued and outstanding shares as of the date of exercise, exercisable for a period of ten years from the date of issue at an exercise price equal to the five-day volume weighted average trading price of ACI’s shares on the CSE or such other stock exchange on which the shares may then be listed.

Aurora will be prohibited from exercising the Restricted Back-in Right unless all of ACI’s business operations in the U.S. are legal under applicable federal and state laws, and Aurora has received the consent of the TSX and any other stock exchange on which Aurora may be listed, as required.

The assets reclassified for distribution to owners at June 30, 2018 are part of the medical cannabis segment and is comprised of the following:

	Note	June 30, 2018	June 30, 2017
		$	$
Total and net assets held for distribution to owners
Current assets		2	-
Loans receivable from AHL	12(a)	3,020	1,736
SubTerra assets	12(d)	1,400	-
		4,422	1,736

Subsequent to June 30, 2018, the Company completed the spin-out of ACI (Note 31).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

16.	Intangible Assets and Goodwill

Accounting Policy

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is provided on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

Customer relationships	2 – 7 years
Patents	10 years
Health Canada licenses	Useful life of the facility or lease term

The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization. The Company’s indefinite life intangible assets are comprised of brands and the Aurora Deutschland licenses and permits. The Aurora Deutschland licenses and permits do not expire, as such, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows to the Company.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as research and development expenses on the consolidated statement of comprehensive income (loss) as incurred. Capitalized deferred development costs are internally generated intangible assets.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or group of CGUs which are expected to benefit from the synergies of the combination.

Impairment of intangible assets and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually, and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested when there is an indication of impairment.

The Company has selected June as our annual test date. For the purpose of impairment testing, goodwill and indefinite life intangible assets have been allocated to CGUs representing the lowest level that the assets are monitored for internal reporting purposes. Goodwill and indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds it recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs of disposal and value-in-use.

Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an impairment loss for a CGU is allocated to the assets of the unit, except for goodwill, pro rata with the carrying amount of those assets. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss ben recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

Significant Judgment

Amortization of intangible assets is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgement.

CGUs are determined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or group of assets. Management has exercised judgment in this assessment and determined the Company’s CGUs to be: the production and sale of medical cannabis; patient counselling services; design, engineering and construction consulting services; the production and sale of indoor cultivators; and the production and sale of hemp related food products.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

16.	Intangible Assets and Goodwill (Continued)

The following is a continuity of intangible assets and goodwill:

	Definite life intangibles subject to amortization				Indefinite life intangibles
	Customer	Permits and				Permits and				Total
	Relationships	Licenses	Patents	Total	Brand	Licenses	Total	Total	Goodwill	Intangible
	Notes	Notes	Notes	Definite Life	Notes	Note	Indefinite Life	Intangible	Note	Assets and
	13(a)(i)(iv)(v)	13(a)(iv), (b)(i)(ii)	13(a)(i)(iv)	Intangibles	13(a)(i)(iv)	13(a)(vi)	Intangibles	Assets	13(a)	Goodwill
	$	$	$	$	$	$	$	$	$	$
Cost
Balance, June 30, 2016	-	-	-	-	-	-	-	-	-	-
Additions from acquisitions	4,250	4,293	-	8,543	-	22,544	22,544	31,087	41,100	72,187
Balance, June 30, 2017	4,250	4,293	-	8,543	-	22,544	22,544	31,087	41,100	72,187
Additions from acquisitions	7,105	92,421	2,221	101,747	127,654	-	127,654	229,401	687,950	917,351
Balance, June 30, 2018	11,355	96,714	2,221	110,290	127,654	22,544	150,198	260,488	729,050	989,538

Accumulated amortization
Balance, June 30, 2016	-	-	-	-	-	-	-	-	-	-
Amortization	-	-	-	-	-	-	-	-	-	-
Balance, June 30, 2017	-	-	-	-	-	-	-	-	-	-
Amortization	2,224	1,943	89	4,256	-	-	-	4,256	-	4,256
Balance, June 30, 2018	2,224	1,943	89	4,256	-	-	-	4,256	-	4,256

Net book value
June 30, 2017	4,250	4,293	-	8,543	-	22,544	22,544	31,087	41,100	72,187
June 30, 2018	9,131	94,771	2,132	106,034	127,654	22,544	150,198	256,232	729,050	985,282

Permits and licenses of $22,544 were acquired from Pedanios (Note 13(a)(vi)) and are classified as indefinite life intangible assets as they do not have an expiration date. The remaining permits and license are amortized over the life of the production facilities when they are available for use as intended.

The $22,544 licenses and permits acquired from Pedanios and $127,000 of the brand indefinite life intangibles acquired from CanniMed (Note 13(a)(iv)) are allocated to the group of CGUs that comprise the medical cannabis segment. The remaining $654 of the brand intangibles are allocated to the indoor cultivation CGU (Note 13(a)(i)).

Amortization of intangible assets is included in depreciation and amortization in the statement of comprehensive income (loss).

For the purposes of impairment testing, goodwill associated with B.C. Northern Lights Enterprises Ltd. and Urban Cultivator Inc. acquisitions belong to the indoor cultivation CGU, goodwill associated with the Hempco Food and Fiber Inc. acquisition belong to the hemp related food products CGU, and goodwill associated for all remaining acquisitions belong to the group of CGUs that comprise the medical cannabis segment. Of the $729,050 goodwill balance at June 30, 2018, $724,981 is allocated to the medical cannabis segment. The remaining $4,069 balance in goodwill is attributable to the indoor cultivation and hemp related food product CGUs.

The Company estimated the recoverable amount of goodwill and indefinite life intangible assets based on the value-in-use method which was higher than the carrying value at June 30, 2018. The key assumptions used in the calculation of the recoverable amount include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts which were projected out 3 years with a terminal growth rate of 2%. The range of weighted average cost of capital was determined to be approximately 15% - 25% based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, an unsystematic risk premium, and an after-tax cost of debt. The Company believes that a slight change in the key assumptions would not cause the recoverable amount to decrease below the carrying value.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

17.	Convertible Debentures

Accounting Policy

Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance.

Transaction costs are apportioned to the debt liability and equity components in proportion to the allocation of proceeds as a reduction to the carrying amount of the liability and equity component.

The liability component of the convertible notes was valued using Company specific interest rates assuming no conversion features existed. The resulting debt component is accreted to its fair value over the term to maturity as a non-cash interest charge and the equity component is presented in convertible notes reserve as a separate component of shareholders’ equity.

Significant Judgment

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

	May 2016	Sep 2016	Nov 2016	May 2017	Nov 2017	Mar 2018
	(a)	(b)	(c)	(d)	(e)	(f)	Total
	$	$	$	$	$	$	$
Balance, June 30, 2016	1,281	-	-	-	-	-	1,281
Issued	-	15,000	25,000	75,000	-	-	115,000
Equity portion	-	(2,107)	(5,271)	(13,209)	-	-	(20,587)
Conversion	(2,135)	(12,605)	(16,745)	(122)	-	-	(31,607)
Interest paid	(2)	(55)	(989)	(849)	-	-	(1,895)
Financing fees	637	(606)	(899)	(2,622)	-	-	(3,490)
Accretion	117	241	1,277	1,094	-	-	2,729
Accrued interest	102	132	996	875	-	-	2,105
Balance, June 30, 2017	-	-	3,369	60,167	-	-	63,536
Issued	-	-	-	-	115,000	230,000	345,000
Equity portion	-	-	-	-	(39,408)	(39,530)	(78,938)
Conversion	-	-	(3,688)	(63,102)	(73,082)	(195)	(140,067)
Interest paid	-	-	(148)	(2,131)	(1,025)	(3,604)	(6,908)
Financing fees	-	-	-	-	(2,680)	(6,455)	(9,135)
Accretion	-	-	218	2,768	809	6,845	10,640
Accrued interest	-	-	249	2,298	1,023	3,830	7,400
Balance, June 30, 2018	-	-	-	-	637	190,891	191,528

(a)

In May 2016, the Company completed a non-brokered private placement of 10% unsecured convertible debentures in the principal amount of $2,050. The debentures were convertible into common shares of the Company at $0.53 per share for a period of 18 months. In September 2016, the Company issued an aggregate of 5,674,542 shares on the conversion of $2,050 principal amount of debentures (Note 19(b)(iv)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

17.	Convertible Debentures (Continued)

(b)

On September 28, 2016, the Company closed a non-brokered private placement of 10% unsecured convertible debentures in the aggregate principal amount of $15,000. The debentures were convertible into common shares of the Company at a price of $1.15 per share subject to a forced conversion if the VWAP of the Company’s common shares equals or exceeds $2.00 per share for 10 consecutive trading days. On closing, the Company paid the Agent a commission of $600 and legal fees and expenses of $105.

On October 20, 2016, the Company converted all the debentures and accrued interest pursuant to the forced conversion related to the VWAP mentioned above. During the period ended June 30, 2017, the Company issued 13,110,184 common shares on the conversion of $15,000 principal amount of debentures (Note 19(b)(iv)).

(c)

On November 1, 2016, the Company completed a brokered private placement of two-year unsecured convertible debentures in the aggregate principal amount of $25,000. The debentures bore interest at 8% per annum, payable semi-annually. The principal amount of the debentures was convertible into common shares of the Company at a price of $2.00 per share subject to a forced conversion if the VWAP of the Company’s common shares equaled or exceeded $3.00 per share for 10 consecutive trading days. On closing, the Company paid the Agent a commission of $1,000 and legal fees and expenses of $139.

On November 6, 2017, the Company elected to exercise its right pursuant to the forced conversion and converted all of the principal amount outstanding of the remaining debentures. During the year ended June 30, 2018, the Company issued 2,310,000 common shares (2017 – 10,190,000 shares) on the conversion of $4,620 principal amount of debentures (2017 - $20,380) (Note 19(b)(iv)).

(d)

On May 2, 2017, the Company completed a private placement of two-year unsecured convertible debentures in the aggregate principal amount of $75,000. The debentures bore interest at 7% per annum, payable semi-annually. The debentures were convertible into common shares of the Company at a price of $3.29 per share subject to a forced conversion if the VWAP of the Company’s common shares exceeded $4.94 per share for 10 consecutive trading days. On closing, the Company paid the agent a commission of $2,893 and legal fees and expenses of $289.

On November 16, 2017, the Company elected to exercise its right pursuant to the forced conversion and converted all of the principal amount outstanding of the remaining debentures. During the year ended June 30, 2018, the Company issued 22,750,747 common shares (2017 – 45,593 shares) on the conversion of $74,850 principal amount of debentures (2017 - $150) (Note 19(b)(iv)).

(e)

On November 28, 2017, the Company completed an offering of 115,000 special warrants exercisable into convertible debentures for gross proceeds of $115,000. The Company paid financing fees of $4,077 comprised of underwriters’ commissions of $3,734, legal fees of $304 and regulatory and transfer agent fees of $39.

On January 12, 2018, the special warrants were exercised into $115,000 principal amount of convertible debentures. The debentures are unsecured, bear interest at 6% per annum and mature on November 28, 2022. The principal amount of the debentures is convertible into common shares of the Company at $6.50 per share subject to a forced conversion if after 4 months and 1 day following closing, the VWAP of the Company’s common shares equals or exceeds $9.00 per share for 10 consecutive trading days.

During the year ended June 30, 2018, the Company issued 17,394,146 common shares on partial conversion of $113,062 principal amount of debentures (Note 19(b)(iv)).

(f)

On March 9, 2018, the Company completed a private placement of two-year unsecured convertible debentures in the aggregate principal amount of $230,000. The debentures bear interest at 5% per annum, payable semi-annually. The debentures are convertible into common shares of the Company at a price of $13.05 per share subject to a forced conversion if the VWAP of the Company’s common shares exceeded $17.00 per share for 10 consecutive trading days. On closing, the Company paid the agent a commission and expenses of $7,473, legal fees of $304 and regulatory fees of $18.

During the year ended June 30, 2018, the Company issued 18,542 common shares on partial conversion of $242 principal amount of debentures (Note 19(b)(iv)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

18.	Loans and Borrowings

Accounting Policy

Loans and borrowings are classified as other financial liabilities and are measured at fair value at initial recognition and subsequently at amortized cost. Transactions costs are amortized over the term of the liability.

A lease of property, plant and equipment is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership to the Company. A lease of property, plant and equipment is classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Property acquired under a finance lease is depreciated over the shorter of the period of expected use on the same basis as other similar property, plant and equity or the lease term.

The changes in the carrying value of loans and borrowings are as follows:

	June 30, 2018	June 30, 2017
	$	$
Opening balance	351	-
Additions	-	374
Assumed on acquisition (Note 13(a)(iv))	11,825	-
Principal payments	(493)	(23)
Ending balance	11,683	351

As at June 30, 2018, the Company had the following loans and borrowings:

		June 30, 2018	June 30, 2017
		$	$
Term loans	(a)	9,971	-
Debentures	(b)	1,264	-
Finance leases	(c)	448	351
Total loans and borrowings		11,683	351
Current portion		(2,451)	(69)
Long-term		9,232	282

(a)	Term loans

The term loans were acquired through the CanniMed acquisition (Note 13(a)(iv)) and consist of the following:

	June 30,	June 30,
	2018	2017
	$	$
Capital loan, due for renewal November 2019 (interest rate of Bank Prime Rate plus 1.75%)	7,800	-
Capital loan, payable in blended monthly instalments of $60, due for renewal November 2019 (5.20%, based on Bank’s Prime rate plus 1.75% per annum).	2,171	-
	9,971	-
Current portion	(1,111)	-
	8,860	-

The term loans are secured by a general security agreement covering all of CanniMed’s assets. Subsequent to June 30, 2018, the Company repaid the full balance of the term loans.

Covenants

As of June 30, 2018, the Company had met all covenants on its term loans.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

18.	Loans and Borrowings (Continued)

(b)	Debentures

The debentures were acquired through the CanniMed acquisition (Note 13(a)(iv)) and consist of the following:

	Prescribe		June 30,	June 30,
	d Rate	Maturity Date	2018	2017
			$	$
Debentures	5%	December 1, 2018	1,091	-
Debentures	12%	January 31, 2022	173	-
			1,264	-
Current portion			(1,138)	-
			126	-

The debentures are secured by all present and after-acquired property of CanniMed and are subordinate to all of CanniMed’s other loans and borrowings.

(c)	Finance leases

In September 2016, the Company entered into finance lease agreements related to three production equipment transactions totaling $543, of which down payments of $169 were made. The finance leases are repayable over a period of 3 to 4 years expiring January 2021 and December 2021.

As part of the CanniMed acquisition (Note 13(a)(iv)), the Company acquired a finance lease with monthly principal payments of $10. All amounts outstanding under this lease are repayable on demand, unless and until otherwise demanded, in monthly installments of principal plus interest at prime rate plus 1.00% per annum. Each advance under the finance lease is repayable in full 48 months after the initial advance.

	June 30, 2018	June 30, 2017
	$	$
Less than 1 year	232	108
Between 1 and 5 years	279	344
Total minimum lease payments (Note 29(b))	511	452
Less: amount representing interest at approximately 8.19% to 20.26%	(63)	(101)
Present value of minimum lease payments	448	351
Less: current portion	(202)	(69)
	246	282

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

19.	Share Capital

Accounting Policy

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value of the shares on the date of issue. Transaction costs directly attributable to the issuance of common shares are recognized as a deduction from equity. The proceeds from the exercise of stock options or warrants together with amounts previously recorded in reserves over the vesting periods are recorded as share capital.

The Company issues share purchase warrants and determines the fair value using the Binomial model. The fair value of broker warrants are recognized as share issue costs and recorded to reserves.

Significant Judgment

In estimating the fair value of warrants using the Binomial model, management is required to make certain assumptions and estimates such as the expected life of warrants, volatility of the Company’s future share price, risk free rate, and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results.

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

(i)	Unlimited number of common voting shares without par value

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

(ii)	Unlimited number of Class “A” Shares each with a par value of $1.00.

Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. No Class “A” Shares were issued and outstanding.

(iii)	Unlimited number of Class “B” Shares each with a par value of $5.00.

Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. No Class “B” Shares were issued and outstanding.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

19.	Share Capital (Continued)

(b)	Issued and outstanding

At June 30, 2018, 568,113,131 common shares (2017 – 366,549,244) were issued and fully paid.

(i)	Shares for business combinations, asset acquisitions and investment in associates

During the years ended June 30, 2018 and 2017, the Company issued the following shares for business combinations, asset acquisitions and investment in associates:

		Number of
	Note	shares issued	Share capital
		#	$
Fiscal 2018
Acquisition of BCNL and UCI	13(a)(i)	89,107	248
Acquisition of CanniMed	13(a)(iv)	72,746,846	798,784
Acquisition of H2	13(b)(i)	4,789,273	15,283
Investment in Capcium	12(f)	1,144,481	10,770
		78,769,707	825,085

Fiscal 2017
Acquisition of CanvasRx	13(a)(v)	17,875,000	11,440
Acquisition of Pedanios	13(a)(vi)	8,316,782	20,709
Acquisition of Peloton	13(b)(ii)	899,225	2,391
		27,091,007	34,540

(ii)	Shares for earn out payments

During the years ended June 30, 2018 and 2017, the Company issued the following shares for earn out payments:

		Number of
	Note	shares issued	Share capital
		#	$
Fiscal 2018
CanvasRx earn out payments	13(a)(v)	5,318,044	14,417
H2 earn out payments (1)	13(b)(i)	-	1,904
		5,318,044	16,321

Fiscal 2017
CanvasRx earn out payments	13(a)(v)	2,926,103	7,408

(1)

On November 30, 2017, 3,060,556 common shares were issued for the H2 acquisition and were placed in escrow pending achievement of milestones. During the year ended June 30, 2018, 238,044 common shares with a fair value of $1,904 were released from escrow upon the achievement of milestones (Note 13(b)(i)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

19.	Share Capital (Continued)

(b)	Issued and outstanding (continued)

(iii)	Shares for equity financings

During the years ended June 30, 2018 and 2017, the Company completed equity financings and issued the following shares:

	Number of
	shares issued	Share capital	Reserves
	#	$	$
Fiscal 2018
November 2, 2017 (1)
Gross issuance	25,000,000	75,000	-
Cash share issuance costs	-	(4,361)	-
Compensation warrants	-	(2,285)	2,285
	25,000,000	68,354	2,285

Fiscal 2017
August 17, 2016 (2)
Gross issuance	57,500,000	23,000	-
Cash share issuance costs	-	(1,804)	-
Compensation warrants	-	(1,848)	1,848
February 28, 2017 (3)
Gross issuance	33,337,500	75,009	-
Cash share issuance costs	-	(4,479)	-
Compensation warrants	-	(2,782)	2,782
	90,837,500	87,096	4,630

(1)

The Company issued 25,000,000 units at $3.00 per unit. Each unit consisted of one common share and one warrant exercisable at a price of $4.00 per share for a period of three years. An aggregate of 1,333,980 compensation warrants were issued to the underwriters. The compensation warrants are exercisable into one common share at an exercise price of $3.00 per share and expire on November 2, 2020. The fair value of the compensation warrants at the date of grant was estimated at $1.71 per warrant based on the following weighted average assumptions: Stock price volatility – 85.49%; Risk-free interest rate – 1.40%; Dividend yield - 0.00%; and Expected life - 3 years.

(2)

The Company issued 57,500,000 subscription receipts in conjunction with the acquisition of CanvasRx. Each subscription receipt was converted into units of the Company at $0.40 per unit upon the satisfaction of the conditions precedent to the acquisition. Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant is exercisable into one common share of the Company at an exercise price of $0.55 per share expiring August 9, 2018. A portion of the net proceeds from the Offering was used to satisfy the cash component of the acquisition. An aggregate of 3,775,000 compensation options were issued to the agents. The compensation options have the same terms as the private placement and expire August 9, 2018. The fair value of the compensation options at the date of grant was estimated at $0.33 per warrant based on the following weighted average assumptions: Stock price volatility - 79%; Risk-free interest rate - 0.70%; Dividend yield - 0.00%; and Expected life - 2 years.

(3)

The Company issued 33,337,500 units at $2.25 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each warrant is exercisable into one common share at $3.00 per share for two years, subject to a forced exercise provision if the Company’s VWAP equals or exceeds $4.50 for 10 consecutive trading days. An aggregate of 1,865,249 compensation options were issued to the underwriters. The compensation options have the same terms as the private placement and expire February 28, 2019. The fair value of the compensation options at the date of grant was estimated at $0.99 per warrant based on the following weighted average assumptions: Stock price volatility - 79%; Risk-free interest rate - 0.70%; Dividend yield - 0.00%; and Expected life - 2 years.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

19.	Share Capital (Continued)

(b)	Issued and outstanding (continued)

(iv)	Shares for convertible debentures, options, warrants, compensation warrants and RSUs

During the years ended June 30, 2018 and 2017, the Company issued the following shares on the conversion of convertible debentures, exercise of options, warrants and compensation warrants, and vesting of restricted share units (“RSUs”):

		Number of
	Note	shares issued	Share capital	Reserves
		#	$	$
Fiscal 2018
Conversion of convertible debentures	17(c)-(f)	42,473,435	177,127	(37,061)
Exercise of options (1)		4,809,443	12,006	(6,175)
Exercise of warrants (2)		43,200,881	136,293	(3,680)
Exercise of compensation warrants		1,865,249	6,051	(1,854)
Vesting of RSUs		127,128	1,209	(351)
		92,476,136	332,686	(49,121)

Fiscal 2017
Conversion of convertible debentures	17(a)-(d)	29,020,319	38,037	(4,800)
Exercise of options		2,001,700	1,399	(578)
Exercise of warrants		54,936,306	28,648	(2,046)
Exercise of compensation warrants		4,084,434	2,966	(1,292)
		90,042,759	71,050	(8,716)

(1)	Included in reserves for the exercise of options is $1,738 reserves for the exercise of 667,000 Hempco stock options (Note 13(a)(ii)).
(2)	Included in reserves for the exercise of warrants is $588 reserves for the exercise of 2,292,033 Hempco warrants, excluding the warrants exercised by Aurora (Note 13(a)(ii)).

(v)	Other shares issued

During the year ended June 30, 2017, the Company also issued the following shares:

	Number of
	shares issued	Share capital	Reserves
	#	$	$
Fiscal 2017
Issued for compensation	25,510	13	(13)
Performance shares	20,000,000	2,322	(2,322)
Issued for loan	50,000	24	-
	20,075,510	2,359	(2,335)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

19.	Share Capital (Continued)

(c)	Escrow securities

A summary of the status of the escrowed securities outstanding follows:

	Shares	Warrants
	#	#
Balance, June 30, 2016	29,812,500	9,000,000
Issued (Exercised)	20,000,000	(8,000,000)
Forfeited	-	(1,000,000)
Released	(36,875,000)	-
Balance, June 30, 2017	12,937,500	-
Issued	3,060,556	-
Released	(13,175,544)	-
Balance, June 30, 2018	2,822,512	-

(i)

Pursuant to an escrow agreement dated September 18, 2014, 60,000,000 common shares of the Company were deposited into escrow with respect to the RTO. In addition, warrants at $0.02 per share expiring December 9, 2019 and stock options at $0.001 per share expiring December 1, 2019 were also subject to the escrow agreement. Under the escrow agreement, 10% of the escrowed common shares were released from escrow on December 9, 2014, the date of closing of the RTO, and 15% were released every six months thereafter over a period of 36 months. As of June 30, 2018, all of these shares had been released from escrow.

(ii)

Pursuant to an escrow agreement dated November 30, 2017, 3,060,556 common shares of the Company were deposited into escrow with respect to the acquisition of H2. (Note 13(b)(i)) The escrowed common shares are to be released upon achievement of certain milestones relating to the completion of construction of the H2 facility and receipt of relevant licenses to cultivate and sell medical cannabis.

(d)	Share purchase warrants

Each whole warrant entitles the holder to purchase one common share of the Company. A summary of the status of the warrants outstanding follows:

		Weighted average
	Warrants	exercise price
	#	$
Balance, June 30, 2016	28,750,590	0.40
Issued	50,173,466	1.36
Forfeited	(1,000,000)	0.02
Exercised	(54,936,306)	0.48
Balance, June 30, 2017	22,987,750	2.32
Issued	27,355,709	3.91
Exercised	(43,200,881)	3.08
Balance, June 30, 2018	7,142,578	3.81

During the year ended June 30, 2018, the Company recorded share-based payments of $2,285 (2017 - $nil) for 1,333,980 broker warrants with a fair value of $1.71 per broker warrant issued related to the financing (Note 19(b)(iii)). The 25,000,000 warrants attached to the financing units (Note 19(b)(iii)) have a fair value of $1.52 per unit warrant and was determined using the Binomial Tree model with the following assumptions: risk-free interest rate of 1.88%; dividend yield of 0%; stock price volatility of 85.49%; and an expected life of 3 years.

The following table summarizes the warrants that remain outstanding as at June 30, 2018:

Exercise Price	Warrants	Expiry Date
$	#
0.55	61,500	August 9, 2018
0.55	301,000	August 17, 2018
2.81	89,107	September 29, 2020
3.00	633	November 2, 2020
4.00	6,690,338	November 2, 2020
	7,142,578

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

19.	Share Capital (Continued)

(e)	Compensation options

Each compensation option entitles the holder to purchase one common share and one-half of one share purchase warrant of the Company. Each whole warrant is exercisable into one additional common share of the Company for a period of two years. A summary of the status of the compensation options outstanding follows:

	Compensation	Weighted average
	options	exercise price
	#	$
Balance, June 30, 2016	309,434	0.53
Issued	5,640,249	1.01
Exercised (1)	(4,084,434)	0.41
Balance, June 30, 2017	1,865,249	2.25
Exercised (1)	(1,865,249)	2.25
Balance, June 30, 2018	-	-

(1)	The weighted average share price at the time of exercise was $4.43 (2017 - $2.26).

20.	Share-based Payments

Accounting Policy

Equity-settled share-based payments to employees are measured at the fair value of the stock options at the grant date and recognized in expense over the vesting periods.

Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share- based payment reserve.

The fair value of options is determined using the Black–Scholes option pricing model which incorporates all market vesting conditions. The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Amounts recorded for forfeited or expired unexercised options are transferred to deficit in the year of forfeiture or expiry.

Upon the exercise of stock options, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital.

Significant Judgment

In estimating fair value of options using the Black-Scholes option pricing model, management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company’s future share price, risk free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Stock options and restricted share units

On September 25, 2017, the Board adopted a “rolling maximum” or “evergreen” plan which fixed a maximum number of shares issuable thereunder at 10% of the issued and outstanding securities of the Company. The Board of Directors may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants, non-transferable options to purchase common shares and restricted share units, provided that the number of common shares reserved for issuance under the plan and all other share compensation arrangements of the Company, will not exceed 10% of the issued and outstanding common shares of the Company.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

20.	Share-based Payments (Continued)

(a)	Stock options

A summary of the status of the options outstanding follows:

	Stock	Weighted Average
	Options	Exercise Price
	#	$
Balance, June 30, 2016	5,309,834	0.37
Granted	12,170,000	2.21
Exercised (1)	(2,001,700)	0.41
Forfeited	(244,568)	0.74
Balance, June 30, 2017	15,233,566	1.84
Granted	18,530,000	7.16
Exercised (1)	(4,809,443)	1.91
Forfeited	(798,004)	2.66
Balance, June 30, 2018	28,156,119	5.36

(1)	The weighted average share price during the period was $9.05 (2017 - $2.31).

The following table summarizes the stock options that remain outstanding as at June 30, 2018:

Expiry Date	Options Outstanding (#)	Exercise Price ($)	Options Exercisable (#)
September 2018	63,112	0.30	63,112
May 2020	113,300	0.34	113,300
August 2020	418,627	0.295 – 0.30	306,960
March 2021	200,000	0.58	200,000
May 2021	500,000	0.46	100,000
August 2021	1,731,666	2.25	1,731,666
September 2021	704,569	1.30	704,569
January 2022	1,850,000	2.56	1,062,500
March 2022	2,500,000	2.27	1,041,667
May 2022	2,142,501	2.49	354,168
August 2022	1,151,667	2.39	210,417
September 2022	2,949,507	2.76	963,257
November 2022	2,713,336	4.64	400,836
December 2022	1,337,834	7.00 – 7.10	212,834
January 2023	2,525,000	9.60 – 13.63	577,084
February 2023	2,425,000	10.13 – 11.53	210,415
March 2023	925,000	9.03 – 11.74	77,083
April 2023	850,000	7.72 – 9.07	-
May 2023	2,030,000	7.20 – 8.38	-
June 2023	1,025,000	8.18 – 9.99	-
	28,156,119		8,329,868

During the year ended June 30, 2018, the Company recorded aggregate share-based payments of $34,062 (2017 - $7,584) for all stock options granted and vested during the period including Hempco stock options vested from the acquisition date (Note 13(a)(ii)).

The fair value of stock options granted during the period was determined using the following weighted average assumptions at the time of grant using the Black-Scholes option pricing model:

	2018	2017
Risk-Free Annual Interest Rate	1.73%	0.68%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	81.02%	79.0%
Expected Life of Options	2.97 years	3.03 years
Forfeiture Rate	4.59%	5%

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

20.	Share-based Payments

Stock options and restricted share units

(a)	Stock options (continued)

Volatility was estimated by using the average historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

The weighted average fair value of stock options granted during the year ended June 30, 2018 was $4.11 (2017 - $1.15) per option. As at June 30, 2018, stock options outstanding have a weighted average remaining contractual life of 4.13 years (2017 – 4.22 years).

(b)	Restricted Share Units (“RSU”)

Accounting Policy

RSUs are measured at fair value on the date of grant based on the closing price of the Company’s shares on the date prior to the grant, and is recognized as share-based compensation expense on a straight-line basis over the vesting period. The corresponding amount is recorded to the share-based payment reserve. Upon the exercise of RSUs, the related share-based payment reserve is transferred to share capital.

On September 25, 2017, the Company adopted a RSU plan for directors, officers, employees and consultants of the Company (“Participants”). Under the terms of the plan, RSU’s are granted to Participants and the shares issued vest over a period of up to three years from the date of grant. Each RSU gives the Participant the right to receive one common share of the Company. The Company has reserved 10,000,000 common shares for issuance under this plan.

On September 29, 2017, the Company granted 2,127,128 RSUs to directors, officers, employees and consultants of the Company, of which 127,128 relate to fiscal 2017 which vested immediately. The rest of the RSUs vest annually.

On January 15, 2018, the Company granted 150,000 RSUs to an officer of the Company vesting annually over 3 years.

A summary of the status of the RSUs outstanding is as follows:

		Weighted average
	RSUs	exercise price
	#	$
Balance, June 30, 2017	-	-
Issued	2,277,128	3.26
Vested	(127,128)	6.75
Balance, June 30, 2018	2,150,000	3.29

The weighted average fair value of RSUs granted in the year ended June 30, 2018 was $3.29. During the year ended June 30, 2018, the Company recorded share-based payments of $3,739 for 2,150,000 RSUs granted and vested during the period. Share-based payments of $351 for 127,128 RSUs were accrued during the year ended June 30, 2017.

The following table summarizes the RSUs that remain outstanding as at June 30, 2018:

			Weighted Average
RSUs Outstanding	RSUs Vested	Expiry	Price per Share
			$
525,000	-	September 29, 2018	2.76
1,475,000	-	September 29, 2020	2.76
150,000	-	January 15, 2021	10.32
2,150,000	-		3.29

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

20.	Share-based Payments (Continued)

Employee Share Purchase Plan (ESPP)

On September 25, 2017, the Company adopted an ESPP whereby eligible employees may contribute to the ESPP at least 1% but no more than 10% of their annual gross salary up to a maximum of $10,500, to purchase common shares of the Company in the open market at prevailing market prices. The Company contributes an amount equal to 50% of the employee’s contributions which are expensed as incurred as there are no vesting provisions.

The Company contributed $58 to the ESPP during the year ended June 30, 2018.

21.	Earnings (Loss) Per Share

Accounting Policy

The Company calculates basic earnings (loss) per share by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by adjusting profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares, which comprise convertible debentures, restricted share units, warrants and share options issued.

The following is a reconciliation for the calculation of basic and diluted earnings (loss) per share:

Basic earnings (loss) per share

	2018	2017
Net income (loss) attributable to Aurora shareholders	$ 71,936	$ (12,968)
Weighted average number of common shares outstanding	459,782,532	279,029,226
Basic earnings (loss) per share	$ 0.16	$ (0.05)

Diluted earnings (loss) per share

	2018	2017
Net income (loss) attributable to Aurora shareholders	$ 71,936	$ (12,968)
Dilutive effect on income	-	-
Adjusted net income (loss) attributable to Aurora shareholders	$ 71,936	$ (12,968)

Weighted average number of common shares outstanding - basic	459,782,532	279,029,226
Dilutive effect of options outstanding	7,121,278	-
Dilutive effect of warrants outstanding	3,211,970	-
Dilutive effect of RSUs outstanding	1,202,699	-
Dilutive effect of convertible debentures outstanding	18,232	-
Weighted average number of common shares outstanding - diluted	471,336,711	279,029,226
Diluted earnings (loss) per share	$ 0.15	$ (0.05)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, restricted share units, warrants and share options is anti-dilutive.

Subsequent to June 30, 2018, the Company issued shares for business acquisitions, the exercise of options and warrants, and the conversion of convertible debentures which would change the number of ordinary shares or potential ordinary share outstanding at the end of the period and would affect the calculation of basic and dilutive loss per share (Note 31).

22.	Finance and Other Costs

	Years ended June 30,
	2018	2017
	$	$
Accretion expense	10,641	3,570
Bank charges	214	28
Financing fees	25	1,692
Interest expense	2,282	1,292
	13,162	6,582

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

23.	Income Taxes

Accounting Policy

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive income or directly in equity.

Current tax

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted at the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Significant Judgment

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

The net tax provision differs from that expected by applying the combined federal and provincial tax rates of 26.5% (2017 - 26%) to income (loss) before income tax for the following reasons:

	2018	2017
	$	$
Income (loss) before tax	77,327	(17,264)
Combined federal and provincial rate	26.5%	26%
Expected tax recovery	20,492	(4,489)
Change in estimates from prior year	(244)	(205)
Non-deductible expenses	13,557	2,294
Non-deducible portion of capital gains	(623)	-
Permanent portion of rate difference on capital items	(23,751)	-
Difference in statutory tax rate	(126)	(16)
Effect of change in tax rates	488	(21)
Changes in deferred tax benefits not recognized	(1,693)	(1,859)
Income tax expense (recovery)	8,100	(4,296)

The statutory combined federal and provincial tax rate increased from 26% to 26.5% due to an increase in the provincial tax rate on January 1, 2018.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share

23.	Income Taxes (Continued)

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of asset and liabilities for financial reporting purposes and their tax values. Movements in deferred tax assets (liabilities) at June 30, 2018 and 2017 are comprised of the following:

				Recovered through
		Deferred tax	Recovered	(charged to)	Recovered
	As of	assets (liabilities)	through	other	through	As of
	June 30,	assumed from	(charged	comprehensive	(charged to)	June 30,
	2017	acquisition	to) earnings	income	equity	2018
	$	$	$	$	$	$
Deferred tax assets
Non-capital losses	7,637	10,207	14,612	-	-	32,456
Finance costs	3,520	1,075	759	-	2,533	7,887
Investment tax credit	75	381	137	-	-	593
Others	-	-	657	-	-	657
Total deferred tax assets	11,232	11,663	16,165	-	2,533	41,593

Deferred tax liabilities
Convertible debenture	(4,170)	-	347	-	(7,082)	(10,905)
Marketable securities	(788)	885	(3,841)	(55)	-	(3,799)
Investment in associates	-	(903)	(3,540))	-	(5,870)	(10,313)
Derivatives	43	-	(15,573)	-	-	(15,530)
Customer relationships	(1,126)	(1,778)	231	-	-	(2,673)
Brand	-	(31,882)	657	-	-	(31,225)
Patents	-	(425)	-	-	-	(425)
License and federal permits	(6,617)	(16,275)	(1,218)	-	-	(24,110)
Property, plant and equipment	(98)	(4,637)	2,997	-	-	(1,738)
Inventory	(1,672)	(2,877)	(424)	-	-	(4,973)
Biological assets	(1,088)	(325)	(1,626)	-	-	(3,039)
Total deferred tax liabilities	(15,516)	(58,217)	(21,990)	(55)	(12,952)	(108,730)

Net deferred tax liabilities	(4,284)	(46,554)	(5,825)	(55)	(10,419)	(67,137)
Deferred tax assets not recognized	(1,653)	-	(616)	-	-	(2,269)
	(5,937)	(46,554)	(6,441)	(55)	(10,419)	(69,406)

				Recovered through
		Deferred tax	Recovered	(charged to)	Recovered
	As of	assets (liabilities)	through	other	through	As of
	June 30,	assumed from	(charged	comprehensive	(charged to	June 30,
	2016	acquisition )	to earnings	income	equity	2017
	$	$	$	$	$	$
Deferred tax assets
Non-capital losses	3,240	321	4,076	-	-	7,637
Finance costs	232	-	238	-	3,050	3,520
Investment tax credit	-	-	75	-	-	75
Total deferred tax assets	3,472	321	4,389	-	3,050	11,232

Deferred tax liabilities
Convertible debenture	(195)	-	(226)	-	(3,749)	(4,170)
Marketable securities	-	-	97	(885)	-	(788)
Derivatives	-	-	43	-	-	43
Customer relationships	-	(1,126)	-	-	-	(1,126)
License and federal permits	-	(6,617)	-	-	-	(6,617)
Property, plant and equipment	(158)	(4)	64	-	-	(98)
Inventory	(313)	-	(1,359)	-	-	(1,672)
Biological assets	(498)	-	(590)	-	-	(1,088)
Total deferred tax liabilities	(1,164)	(7,747)	(1,971)	(885)	(3,749)	(15,516)

Net deferred tax assets (liabilities)	2,308	(7,426)	2,418	(885)	(699)	(4,284)
Deferred tax assets not recognized	(2,308)	-	1,859	-	(1,204)	(1,653)
	-	(7,426)	4,277	(885)	(1,903)	(5,937)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

23.	Income Taxes (Continued)

Deferred tax assets have not been recognized with respect to the following items:

	2018	2017
	$	$
Non-capital losses carried forward	(2,269)	(449)
Share issue costs	-	(1,204)
	(2,269)	(1,653)

The Company has income tax loss carryforwards of approximately $122,369 (2017 - $32,605) which are predominately from Canada and if unused, will expire between 2031 to 2038.

24.	Related Party Transactions

Accounting Policy

The Company considers a person or entity as a related party if they are a member of key management personnel including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are controlled by related parties.

(a)	Goods and services

The Company incurred the following transactions with related parties during the year ended June 30, 2018:

	Years ended
		June 30,
	2018	2017
	$	$
Operational, administrative and service fees paid or accrued pursuant to an agreement between CanvasRx and a company having a former director in common with the Company	4,957	3,659
Consulting fees paid or accrued related to the CanvasRx acquisition to a company owned by an officer of the Company	358	780
Marketing fees paid or accrued to a company partially owned by an officer of the Company	2,210	-
Interest income earned from a 50% owned joint venture company (Note 12(a))	49	41
	7,574	4,480

During the year ended June 30, 2018 and based on the Company’s existing interest in associates, the Company generated $239 profit margin from design, engineering and construction consulting services to Cann Group (Note 12(b)) and $240 profit margin from TGOD (Note 12(g)).

These transactions are in the normal course of operations and are measured at the exchange value being the amounts agreed to by the parties.

(b)	Compensation of key management personnel

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors.

	Years ended June 30,
	2018	2017
	$	$
Management compensation	5,284	1,934
Directors’ fees (1)	210	258
Share-based payments (2)	14,608	6,431
	20,102	8,623

(1)	Includes meeting fees and committee chair fees.
(2)	Share-based payments are the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s stock option plan (Note 20).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

24.	Related Party Transactions (Continued)

(c)	Related party balances

The following related party amounts were included in (i) accounts receivable, (ii) accounts payable and accrued liabilities, and (iii) note receivable:

	June 30,	June 30,
	2018	2017
	$	$
(i) A company having a director in common (1)	-	72
(i) Associates where the Company holds significant influence (2)	1,554	-
(ii) Companies controlled by directors and officers of the Company (1)	24	-
(ii) Directors and officers and a former director and officer of the Company (1)	1,128	565
(ii) A company partially owned by an officer (1)	1,976	-
(iii) A 50% owned joint venture company (Note 12(a))	3,444	2,096

(1)	The amounts are unsecured, non-interest bearing and have no specific repayments term.
(2)	Amounts are due upon the issuance of the invoice, are non-interest bearing and unsecured.

25.	Commitments and Contingencies

(a)	Office and operating leases

The Company is committed under lease and sublease agreements with respect to various office premises, facilities and warehouses located in Canada expiring between October 31, 2018 and April 30, 2032, office premise lease located in Berlin, Germany expiring December 31, 2022, and sublease agreements with respect to clinics located across Canada expiring between August 1, 2019 and December 1, 2023, as follows:

$
2019	5,332
2020	5,337
2021	4,778
2022	4,649
2023	4,355
Thereafter	22,806
47,257

The Company has certain operating leases with renewal options ranging from one to eight options, with each option extending the lease for an additional five years. The Company also has an option to purchase lands located in Cremona, Alberta which are currently being leased.

(b)	Claims and litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Other than the stock option claim described below, as of the date of this report, Aurora is not aware of any claims against the Company.

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance to the Company’s stock option plan, the unexercised options expired 90 days from the date of the termination of the agreement. The option holder is attempting to enforce exercise rights which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this claim vigorously. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision had been recognized.

(c)	Capital Project Commitments

The Company has capital project commitments of approximately $38,474 expected to be paid in the next year.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

26.	Construction Contracts

Accounting Policy

Construction contracts include contracts for the rendering services which are directly related to the construction of the asset, including services of project managers. Revenue from a construction contract is recognized when the total contract revenue can be measured reliably, it is probable that the economic benefits associated with the contract will flow to the Company, both the contract costs to complete the contract and the stage of completion at the end of the period can be measured reliably, and the contract costs attributable to the contract can be clearly identified and measured reliably so that actual contract costs incurred can be compared with prior estimates. The Company generates construction contract revenue from design and construction consulting services. The stage of completion is determined based on the level of completion of each phase of design and construction. If the outcome of the construction contract cannot be estimated reliably, revenue is recognized only to the extent of contract costs incurred that is probable that will be recoverable, and contract costs are recognized as an expense in the period they are incurred.

The following is a summary of construction contract revenues and contracts currently in progress:

	June 30,	June 30,
	2018	2017
	$	$
Construction contract revenue	4,218	-
Gross accounts receivable	2,179	-

Contracts in progress
Recognized profits	3,276	-
Costs incurred	942	-

27.	Segmented Information

Accounting Policy

Operating segments are components of the Company that engages in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with other components of the Company), the operations of which can be clearly distinguished, and the operating results of which are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation and assessing its performance.

As part of the integration of the Company’s recently acquired businesses, the CODM has revised the manner in which they review the operations and business performance of the Company. Key measures used by the CODM in assessing performance and in making resource allocation decisions include revenues, gross profit and net income (loss). The Company’s operating results are divided into two reportable operating segments plus corporate. The two reportable operating segments are medical cannabis and horizontally-integrated businesses and other. The Company primarily operates in the medical cannabis segment which includes support services such as CanvasRx patient counselling services and design, engineering and construction consulting services. Comparative historical segmented information has been restated to conform with the organization of segments in the current period.

Significant Judgement

Operating segments are determined based on internal reports used in making strategic decisions that are reviewed by the CODMs. The Company’s CODMs are the Chief Executive Officer, Chief Operating Officer and the Chief Financial Officer.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

27.	Segmented Information (Continued)

Operating Segments

		Horizontally
	Medical	Integrated Businesses
Year ended June 30, 2018	Cannabis	and Other	Corporate	Total
	$	$	$	$
Revenue	51,129	4,067	-	55,196
Gross profit	42,845	674	-	43,519
Net income (loss)	(1,622)	(7,239)	78,088	69,227

		Horizontally
	Medical	Integrated Businesses
Year ended June 30, 2017	Cannabis	and Other	Corporate	Total
	$	$	$	$
Revenue	18,067	-	-	18,067
Gross profit	16,056	-	-	16,056
Net loss	(1,051)	-	(11,917)	(12,968)

Geographical Segments

Year ended June 30, 2018	Canada	European Union	Other	Total
	$	$	$	$
Non-current assets	1,658,793	32,225	-	1,691,018
Revenue	48,152	4,599	2,445	55,196
Gross profit	39,654	3,459	406	43,519

Year ended June 30, 2017	Canada	European Union	Other	Total
	$	$	$	$
Non-current assets	122,469	6,604	-	129,073
Revenue	17,628	439	-	18,067
Gross profit	15,916	140	-	16,056

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

28.	Fair Value of Financial Instruments

Accounting Policy

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.

Significant Judgment

The individual fair values attributed to the different components of a financing transaction, notably investments in available-for-sale equity securities, derivative financial instruments, convertible debt and loans, are determined using valuation techniques. The Company uses judgement to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgement and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Closing market price of common shares as of the measurement date
Marketable securities	(Level 1)
Convertible debenture investment	Discounted cash flow model
Derivatives	Binomial and Monte Carlo valuation model (Level 2 or Level 3)
Contingent consideration	Discounted cash flow model
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, short-term investments,
accounts receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and deferred revenue	Carrying amount (approximates fair value due to short-term nature)
Finance lease, convertible notes, loans and	Carrying value at the effective interest rate which approximates
borrowings	fair value

The carrying values of the financial instruments at June 30, 2018 are summarized in the following table:

			Held-for-
	Available-		trading	Financial
	for-sale		derivative	assets	Other	Financial
	financial	Loans and	assets	designated as	financial	liabilities
	assets	receivables	at FVTPL	FVTPL	liabilities	at FVTPL	Total
	$	$	$	$	$	$	$
Financial Assets
Cash and cash equivalents	-	89,193	-	-	-	-	89,193
Short-term investments	-	990	-	-	-	-	990
Accounts receivable	-	15,096	-	-	-	-	15,096
Marketable securities	59,188	-	-	-	-	-	59,188
Derivatives	-	-	5,331	119,611	-	-	124,942
Financial Liabilities
Accounts payable (1)	-	-	-	-	47,456	-	47,456
Convertible notes (2)	-	-	-	-	191,528	-	191,528
Contingent consideration	-	-	-	-	-	21,333	21,333
Loans and borrowings	-	-	-	-	11,683	-	11,683

(1)	Balance includes interest rate swaps of $63 and are included in accounts payable on the Statement of Financial Position.
(2)	The fair value of convertible notes includes both the debt and equity components.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

28.	Fair Value of Financial Instruments (Continued)

(a)	Fair value hierarchy

The following is a summary of financial assets measured at fair value segregated based on the various levels of inputs (Note 7 and 8):

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Marketable securities	59,188	-	-	59,188
Derivative assets	-	120,102	4,840	124,942

There have been no transfers between fair value levels during the year.

(b)	Changes in level 3 financial assets

Changes in the carrying value of level 3 financial assets for the year were as follows:

	Convertible	Warrant
	Debenture	Derivatives	Total
	$	$	$
Opening, June 30, 2017	11,071	292	11,363
Additions	-	30,681	30,681
Unrealized gain at inception	-	3,050	3,050
Unrealized gain (loss)	830	(9,790)	(8,960)
Conversion of debenture	(11,901)	4,330	(7,571)
Exercise of warrants	-	(23,723)	(23,723)
Ending, June 30, 2018	-	4,840	4,840

(c)	Unrealized gains (losses) on level 3 financial assets

For the year ended June 30, 2018, the Company recognized unrealized gains (losses) on level 3 financial assets as follows:

	Convertible	Warrant
	Debenture	Derivatives	Total
	$	$	$
Gain (loss) on changes in fair value	830	(9,790)	(8,960)
Amortized deferred inception gains	6,107	5,217	11,324
Unrealized gains (losses) on level 3 financial assets	6,937	(4,573)	2,364

(d)	Deferred Gains

Changes in deferred gains on convertible debenture and derivatives measured at fair value and included in level 3 of the fair value hierarchy were as follows:

	Convertible	Warrant
	Debenture	Derivatives	Total
	$	$	$
Opening balance	10,206	321	10,527
Additions	-	3,051	3,051
Conversion of debenture 3	(4,099)	4,099	-
Unrealized gains amortized	(6,107)	(5,217)	(11,324)
Ending balance	-	2,254	2,254

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

28.	Fair Value of Financial Instruments (Continued)

(e)	Contingent consideration payable

The following is a continuity of contingent consideration payable:

	BCNL UCI	CanvasRx	H2
	Note	Note	Note
	13(a)(i)	13(a)(v)	13(b)(i)	Total
	$	$	$	$
Balance, June 30, 2017	-	13,221	-	13,221
Additions from acquisitions	1,119	-	14,957	16,076
Unrealized loss from changes in fair value	123	6,703	1,018	7,844
Payments	-	(14,040)	(1,768)	(15,808)
Balance, June 30, 2018	1,242	5,884	14,207	21,333

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a level 3 financial instrument. The fair value of these liabilities determined by this analysis was primarily driven by the Company’s expectations of the subsidiaries’ achieving their milestones. The expected milestones were assessed probabilities by management which were discounted to present value in order to derive a fair value of the contingent consideration. At June 30, 2018, the probability of achieving the milestones was estimated to be 100% and the discount rates were estimated to range between 15% and 36%. If the probability of achieving the milestones decreased by 10%, the estimated fair value of contingent consideration would decrease by approximately $2,034. If the discount rate increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease by approximately $356.

29.	Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, trade and other receivables and short-term GIC investments. The risk exposure is limited to their carrying amounts at the statement of financial position date. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. Trade and other receivables primarily consist of trade accounts receivable and goods and services taxes recoverable (“GST”). The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of sales are transacted with credit cards.

As at June 30, 2018, the Company’s aging of receivables was approximately as follows:

	June 30,	June 30,
	2018	2017
	$	$
0 – 60 days	13,569	1,534
61 – 120 days	1,527	778
	15,096	2,312

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

29.	Financial Instruments Risk (Continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company has access to CanniMed’s Canadian and US operating lines of credit with a maximum of $1,000 and US $500, respectively. The Canadian and US operating lines of credit bear interest at bank prime rate plus 0.75% and at US base rate plus 0.75%, respectively. The lines of credit are secured by a general security agreement covering all assets of the Company and can be accessed to the lesser of the maximum available credit or the aggregate of 90% of Government of Canada receivables, 85% of undoubted receivables and 75% of acceptable receivables, less intercompany and priority claim amounts. These operating lines of credit were undrawn as of June 30, 2018. Subsequent to June 30, 2018, the Company also secured a $200,000 debt facility with BMO (Note 31). The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In addition to the commitments outlined in Note 25, the Company has the following gross contractual obligations subject to liquidity risk:

	Total	<1 year	1 - 3 years	3 -5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	47,456	47,456	-	-	-
Convertible notes and interest (1)	251,356	11,604	237,649	2,103	-
Loans and borrowings (2)	11,747	2,482	2,511	1,415	5,339
Contingent consideration payable	23,742	14,438	9,304	-	-
	334,301	75,980	249,464	3,518	5,339

(1)	Assumes the principal balance outstanding at June 30, 2018 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	The term loan balance of $9,971 at June 30, 2018 was fully repaid subsequent to year-end. (Note 18(a)).

(c)	Market risk

(i)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Danish Krone, Australian and U.S. dollars as the Company holds cash in Canadian dollars, U.S. dollars, Danish Krone and Euros, and investments in Australian and U.S. dollars. Assets and liabilities are translated based on the foreign currency translation policy.

The Company has determined that as at June 30, 218, an effect of a 10% increase or decrease in Euros, Danish Krone, Australian dollars and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $79 (2017 - $1,430) to net income and comprehensive income for the year ended June 30, 2018.

At June 30, 2018, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s investments and convertible notes have fixed rates of interest. The majority of the Company’s loans and borrowings have floating interest rates. The Company holds interest rate swaps to fix its exposure to variable interest rates on approximately one half of its loans and borrowings.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

29.	Financial Instruments Risk (Continued)

(c)	Market risk (continued)

(iii)	Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s marketable securities and investments are susceptible to price risk arising from uncertainties about their future values. The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for.

If the fair value of these financial assets were to increase or decrease by 10%, the Company would incur an associated increase or decrease in net and comprehensive income (loss) of approximately $29,502 (2017 - $2,823). See Note 8 for additional details regarding the fair value of marketable securities and derivatives.

30.	Capital Management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of $1,766,342 (2017 – $282,820) in shareholders’ equity and debt. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

As disclosed in Note 18, the Company has various loan facilities in place. Certain loans have financial covenants which are generally in the form of leverage and liquidity ratios. During the year ended June 30, 2018 and 2017, the Company was in compliance with all covenants. The Company does not have any other externally imposed capital requirements.

31.	Subsequent Events

The following events occurred subsequent to June 30, 2018:

(a)

On July 2, 2018, the Company subscribed to a US $10,000,000 convertible debenture in a private company (“investee company”) which if fully converted would provide the Company with a 14.3% interest. The debentures bear interest at 1.5% per annum payable in cash or common shares equal to the fair value of shares at the time of issuance. The debentures are convertible into common shares of the investee company at US $4.9585 at the option of the Aurora until July 2, 2023. The Company had advanced the funds to a legal trust account as of June 30, 2018 (Note 4).

The Company also entered into an Investor Rights Agreement where Aurora has the right to participate in any future offerings of equity of the investee company to allow Aurora to maintain its percentage ownership interest, as well as the right to nominate a director to the investee company’s Board of Directors as long as the Company owns at least 10% interest.

(b)

On July 10, 2018, the Company entered into a Product Development and Distribution Agreement with Evio Beauty Group Ltd. (“Evio”) pursuant to which both companies have agreed to collaborate to develop and manufacture a line of at least 3 co-branded topical cosmetic products formulated with a cannabinoid or cannabinoids. The agreement has an initial term for 6 years and following expiry of the term, unless renewed, neither party shall continue to sell the products. Aurora will earn a 10% royalty on sales of all non-infused products, and Evio will earn a 10% royalty on sale of all infused products in any geographical area in which Aurora operates.

The Company also entered into an Investor Rights Agreement where Aurora has the right to participate in any future offerings of equity or debt convertible into equity of Evio to allow Aurora to maintain its ownership interest.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

31.	Subsequent Events (Continued)

(c)	On July 17, 2018, the Company acquired the remaining 50% interest in AHL from AJR for US $500 (Note 12(a)).

(d)

On July 25, 2018, Aurora completed the acquisition of all of the issued and outstanding common shares of MedReleaf Corp. (“MedReleaf”). Under the terms of the Amended Arrangement Agreement dated May 23, 2018, holders of MedReleaf common shares received 3.575 common shares of Aurora and $0.000001 cash for each MedReleaf common share held (the “Exchange Ratio”). The Company issued an aggregate of 370,120,238 common shares with a fair value of $2,568,634 and 14,033,784 replacement stock options and 10,278,125 replaced warrants. The exercise price of the stock options are based on the exercise price per MedReleaf stock options adjusted for the Exchange Ratio.

(e)

On August 1, 2018, the Company and CannaRoyalty entered into an assignment and assumption agreement where CannaRoyalty assigned to Aurora all of its rights, title and interest in an exclusive license for a technology for creating machine-rolled cannabis developed by Wagner. In consideration, Aurora paid to CannaRoyalty $7,000 through the issuance of 756,348 common shares at $9.255 per share.

(f)

Pursuant to the spin-out transaction (Note 15), ACI completed a non-brokered private placement financing in two tranches on July 5, 2018 and August 3, 2018. ACI issued 85,000,000 shares at $0.20 per share for gross proceeds of $17,000.

(g)

On August 7, 2018, the Company entered into a Letter of Intent to acquire HotHouse Consulting Inc. (“HotHouse”), a provider of advanced greenhouse consulting services, for $2,000 to be paid in common shares of Aurora.

(h)

On August 8, 2018, the Company completed the acquisition of Anandia Laboratories Inc. (“Anandia”), a private company that holds a Dealer’s License by Health Canada and provides analytical testing services to Licensed Producers and patients. Anandia was acquired for its research and development portfolio, including the exclusive rights to a number of key genes in the cannabinoid pathway, patents pending for genetic markers, as well as its product testing and product development facilities. Aurora acquired all of the issued and outstanding common shares of Anandia in exchange for 12,716,482 common shares and 6,358,210 share purchase warrants of Aurora. The warrants are exercisable at $9.3717 per share until August 9, 2023. Pursuant to the terms of the acquisition, upon the achievement of future milestones, Aurora will pay an additional $10,000 by way of the issuance of additional shares and warrants.

(i)	On August 20, 2018, the Company fully converted its US $1,000 debenture into common shares of CTT (Notes 8(i) and 12(e)).

(j)

On August 29, 2018, the Company closed a $200,000 debt facility with Bank of Montreal (“BMO”) consisting of a $150,000 term loan and a $50,000 revolving credit facility, both of which will mature in 2021. The Company also has an option to upsize the facility to a total of $250,000, subject to certain conditions. The debt facility will be primarily secured by Aurora’s production facilities and can be repaid without penalty at Aurora’s discretion. The interest rate for the debt facility and revolving credit facility is a set margin over the BMO CAD Prime Rate or a Bankers' Acceptance of appropriate term. Based on the current BMO CAD Prime Rate, the interest payable is expected to be i n the mid to high 4% per annum range over the term of the Loans.

(k)

On September 10, 2018, the Company announced it had entered into a definitive arrangement agreement pursuant to which Aurora intends to acquire all of the issued and outstanding common shares of ICC Labs Inc. (“ICC”) for $1.95 per share, payable in common shares of Aurora valued at the VWAP during the 20-day trading period ending the second to last trading day on the TSX prior to the effective date. The Transaction will be effected by way of a plan of arrangement under the Business Corporations Act (BC).

(l)

On September 10, 2018, the Company acquired 100% of the issued and outstanding shares of Agropro UAB (“Agropro”) and Borela UAB (“Borela”) for total consideration of €6,418 of which €960 was paid through the issuance of 170,834 common shares. In addition, the Company paid a finder’s fee of €1,517, which was paid through the issuance of 270,024 common shares, and will also refinance Agropro’s existing debt totaling €2,076. Agropro is a hemp seed contracting and processing company, and its sister company, Borela, is a processor and distributor of organic hulled hemp seeds, hemp seed protein, hemp flour and hemp seed oil.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2018 and 2017
(In thousands of Canadian dollars, except share and per share amounts)

31.	Subsequent Events (Continued)

(m)

On September 19, 2018, the Company completed the spin-out of ACI and distributed to Aurora shareholders, as a return of capital, units of ACI on the basis of one unit for every thirty-four Aurora shares outstanding on the August 24, 2018 record date (Note 15). Each unit consisted of one common share and one warrant exercisable at $0.25 per warrant for a period of one year. The results of ACI were deconsolidated from the Company upon completion of the spin-out.

(n)	8,043,385 common shares were issued on the exercise of 8,043,385 stock options for gross proceeds of $21,336.

(o)	759,638 common shares were issued on the exercise of 759,638 warrants for gross proceeds of $2,659.

(p)	11,999 common shares were issued on the conversion of $77,994 principal amount of debentures. (Note 17(c)).